Exhibit 2.1

SUBSCRIPTION, DISTRIBUTION AND PURCHASE AND SALE AGREEMENT

BY AND BETWEEN

SEARS HOLDINGS CORPORATION

AND

SERITAGE GROWTH PROPERTIES

DATED AS OF June 8, 2015

ARTICLE VI
INSURANCE MATTERS

6.1	Insurance Matters	34
6.2	Miscellaneous	37

ARTICLE VII
CONFIDENTIALITY; EXCHANGE OF INFORMATION

7.1	Agreement for Exchange of Information; Archives	37
7.2	Ownership of Information	38
7.3	Record Retention	38
7.4	Production of Witnesses; Records; Cooperation	39
7.5	Confidential Information	39
7.6	Protective Arrangements	40
7.7	Other Agreements Providing for Exchange of Information	41
7.8	Privileged Matters	41

ARTICLE VIII
FURTHER ASSURANCES AND ADDITIONAL COVENANTS

8.1	Further Assurances	42
8.2	Performance	43
8.3	Order of Precedence	43

ARTICLE IX
TERMINATION AND AMENDMENT

9.1	Sole Discretion of SHC	43
9.2	Amendment and Termination	43

ARTICLE X
MISCELLANEOUS

10.1	Limitation of Liability	44
10.2	Expenses	45
10.3	Counterparts	45
10.4	Notices	45
10.5	Public Announcements	46
10.6	Severability	46
10.7	Entire Agreement	46
10.8	Amendment; No Waiver	46
10.9	Successors and Assigns	47
10.10	Third-Party Beneficiaries	47
10.11	Governing Law; Jurisdiction	47
10.12	Waiver of Jury Trial	47
10.13	Headings	48
10.14	Interpretation	48

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10.15	Fair Construction	48
10.16	Specific Performance	48
10.17	Good Faith	49
10.18	Force Majeure	49
10.19	Payment Terms	49
10.20	Survival of Covenants	49
10.21	No Agency	49
10.22	Risk of Loss	50

-iii-

Exhibit 2.1

SUBSCRIPTION, DISTRIBUTION AND PURCHASE AND SALE AGREEMENT

This SUBSCRIPTION, DISTRIBUTION AND PURCHASE AND SALE AGREEMENT, made and entered into effective as of June 8, 2015 (this “Agreement”), is by and between Sears Holdings Corporation, a Delaware corporation (“SHC”), and Seritage Growth Properties, a Maryland real estate investment trust (“Seritage”). Capitalized terms shall have the respective meanings assigned to them in Article I.

R E C I T A L S

WHEREAS, the Board of Directors of SHC (the “SHC Board”) has determined that it is in the best interests of SHC and holders of SHC Common Stock to create a new publicly traded company to which it will cause its Subsidiaries to sell the Transferred Properties and lease such properties back pursuant to the terms of the Transaction;

WHEREAS, in furtherance of the foregoing, the SHC Board has determined that it is appropriate and desirable for (i) SHC to subscribe for subscription rights (the “Rights”), each of which entitles the holder to purchase, subject to certain terms and conditions from Seritage one half of one Seritage Common Share (the “Subscription”), (ii) SHC to distribute pro rata to holders of shares of SHC Common Stock such Rights (the “Distribution”), (iii) Seritage to sell such Seritage Common Shares pursuant to such Rights in a rights offering registered with the SEC (the “Rights Offering”), except for certain Rights that Seritage and Operating Partnership will agree to exchange for limited partnership interests in Operating Partnership or Class B common shares of beneficial interest, par value $0.01 per share, of Seritage, and (iv) Seritage to use the proceeds from the Rights Offering, together with other financing, to purchase the Transferred Entities and the Transferred Properties from the SHC Group and lease certain of such Transferred Properties back to the SHC Group pursuant to the terms of the Master Lease and other of such Transferred Properties to third parties (together with the Subscription and the Distribution, the “Transaction”), in each case as more fully described in this Agreement and the other Ancillary Agreements;

WHEREAS, Seritage has been organized for this purpose and has not engaged in activities except in preparation for the Transactions and the distribution of Seritage Common Shares;

WHEREAS, it is appropriate and desirable to set forth the principal corporate transactions required to effect the Transaction and certain other agreements that will govern certain matters relating to the Transaction and the relationship of SHC, Seritage and their respective Subsidiaries following the Closing.

NOW, THEREFORE, in consideration of the mutual agreements, provisions and covenants contained in this Agreement, the parties, intending to be legally bound, hereby agree as follows:

ARTICLE I

DEFINITIONS

1.1 Definitions. For the purpose of this Agreement, the following terms shall have the following meanings:

“AAA Commercial Arbitration Rules” means the Commercial Arbitration Rules of the American Arbitration Association.

“Action” means any demand, action, claim, dispute, suit, countersuit, arbitration, inquiry, subpoena, proceeding or investigation of any nature (whether criminal, civil, legislative, administrative, regulatory, prosecutorial or otherwise) by or before any federal, state, local, foreign or international Governmental Authority or any arbitration or mediation tribunal.

“Affiliate” means (solely for purposes of this Agreement and for no other purpose) (a) with respect to Seritage, its Subsidiaries, and (b) with respect to SHC, its Subsidiaries; provided, however, that except where the context indicates otherwise (and solely for purposes of this Agreement and for no other purpose), from and after the Closing Date, no member of the SHC Group shall be deemed to be an Affiliate of any member of the Seritage Group and no member of the Seritage Group shall be deemed to be an Affiliate of any member of the SHC Group.

“Agent” means the subscription agent to be appointed by SHC to distribute to the holders of SHC Common Stock the Rights, and to the holders of the Rights the Seritage Common Shares, to be distributed and sold pursuant to, and on the terms and conditions of, the Transaction.

“Agreement” has the meaning set forth in the Preamble.

“Ancillary Agreements” means the Master Lease, the Transition Services Agreement, the SHC Closing Deliverables and the Seritage Closing Deliverables.

“Approvals or Notifications” means any consents, waivers, approvals, permits or authorizations to be obtained from, notices, registrations or reports to be submitted to, or other filings to be made with, any third Person, including any Governmental Authority.

“Assignment and Assumption of REAs” has the meaning set forth in Section 3.4(a)(ii)(C).

“Assignment and Assumption of Personal Property and Intangibles” has the meaning set forth in Section 3.4(a)(ii)(B).

“Assignment and Assumption of Ground Lease” has the meaning set forth in Section 3.4(a)(ii)(E).

“Assignment and Assumption of Lease” set forth in Section 3.4(a)(ii)(G).

“Business Day” means any day that is not a Saturday, a Sunday or any other day on which banks in New York, New York are required or authorized by applicable Law to be closed.

“Closing” has the meaning set forth in Section 3.2.

“Closing Date” has the meaning set forth in Section 3.2.

“Commitment Letter” means that certain Commitment Letter, dated as of May 27, 2015, by and among SHC, Seritage, H/2 Capital Partners LLC and JPMorgan Chase Bank, National Association.

“Common Privileges” has the meaning set forth in Section 7.8.

“Continuing Trustee” means (a) each member of the Seritage Board as of immediately following the Closing and (b) any person becoming a member of the Seritage Board subsequent to the Closing whose election or nomination for election was approved by the affirmative majority vote of the members of the Seritage Board who are Continuing Trustees at the time of such election or nomination (either by a specific vote or by approval of the proxy statement of the relevant party in which such person is named as a nominee for trustee, without written objection to such nomination).

“Control” (including the terms “Controlled by” and “under common Control with”), with respect to the relationship between or among two or more Persons, means the possession, directly or indirectly or as trustee, personal representative or executor, of the power to direct or cause the direction of the affairs or management of a Person, whether through the ownership of voting securities, general partnership or other interests, as trustee, personal representative or executor, by contract, agreement, obligation, indenture, instrument, lease, promise, credit arrangement, release, warranty, commitment, undertaking or otherwise.

“Deed” shall have the meaning assigned thereto in Section 3.4(a)(ii)(A).

“Disclosing Party” means a party that discloses Information to the Receiving Party.

“Disputes” has the meaning set forth in Section 4.1.

“Dispute Meeting” has the meaning set forth in Section 4.2(b).

“Dispute Notice” has the meaning set forth in Section 4.2(b).

“Dispute Resolution Committee” has the meaning set forth in Section 4.2(a).

“Distribution” has the meaning set forth in the Recitals.

“Distribution Date” has the meaning set forth in Section 2.2.

“Environmental Equipment” means all above-ground and underground storage tanks for petroleum, petroleum products, solvents, chemicals or other liquids; above-ground or in-ground hydraulic and mechanical lifts; solvent recovery systems; oil-water separator systems; alignment locks; gasoline pumps, dispensers, pipes and pipelines, and dispensing islands and canopies, and ancillary equipment; and all other machinery, equipment, facilities, fixtures and installations now or hereafter used, operated, installed, altered or maintained in connection with or associated with the use, storage, generation, treatment, recycling, transportation, removal or disposal of Hazardous Materials, now or hereafter located at, on or about the Transferred Properties.

“Environmental Law” means any and all Laws, guidances, policies or determinations, as amended from time to time, now or hereafter in effect, or promulgated, pertaining to pollution, the environment, natural resources, public health and safety and industrial hygiene, including the management, use, generation, manufacture, labeling, registration, production, storage, release, discharge, spilling, leaking, emitting, injecting, escaping, abandoning, dumping, disposal, handling, treatment, removal, decontamination, cleanup, transportation or regulation of or exposure to any Hazardous Substance, including the Industrial Site Recovery Act, the Clean Air Act, the Clean Water Act, the Toxic Substances Control Act, the Comprehensive Environmental Response Compensation and Liability Act, the Resource Conservation and Recovery Act, the Federal Insecticide, Fungicide, Rodenticide Act, the Safe Drinking Water Act and the Occupational Safety and Health Act.

“Environmental Problems” has the meaning set forth in Section 5.2(b).

“Exchange” means the New York Stock Exchange.

“Exchange Act” means the U.S. Securities Exchange Act of 1934, as amended, together with the rules and regulations promulgated thereunder.

“Expiration Date” means 5:00 p.m. New York City time on July 2, 2015, or such later date to which SHC may determine to extend the Rights Offering.

“Fee Properties” has the meaning set forth in the definition of Transferred Properties.

“Financing” means the financing transactions contemplated by the Commitment Letter.

“Financing Closing” means the closing of the Loan (as defined in the Commitment Letter) contemplated by the Commitment Letter.

“Fixtures” means all equipment, machinery, fixtures, and other items of property, including all components thereof, that are now or hereafter located in, on or used in connection with and permanently affixed to or otherwise incorporated into the Improvements, together with all replacements, modifications, alterations and additions thereto, and other items of real and/or personal property, including all components thereof, now and hereafter located in, on or used in connection with, and permanently affixed to or incorporated into the Improvements, including all HVAC equipment, all furnaces, boilers, heaters, electrical equipment, heating, plumbing, lighting, ventilating, refrigerating, incineration, air- and water-pollution-control, waste-disposal, air-cooling and air-conditioning systems and apparatus, security systems, sprinkler systems and fire- and theft-protection equipment, elevators, escalators and lifts, including all Environmental Equipment.

“Form S-11” has the meaning set forth in Section 3.3(a)(C).

“Good Faith” means honesty in fact and the observance of reasonable commercial standards of fair dealing in accordance with applicable Law.

“Governmental Approvals” means any notices or reports to be submitted to, or other filings to be made with, or any consents, registrations, approvals, permits or authorizations to be obtained from, any Governmental Authority.

“Governmental Authority” means any federal, state, local, foreign or international court, government, department, commission, board, bureau, agency, official or other legislative, judicial, regulatory, administrative or governmental authority.

“Ground Lease SNDA” has the meaning set forth in Section 3.4(b)(ii)(L).

“Ground Leases” has the meaning set forth in the definition of Transferred Properties.

“Group” means either the SHC Group or the Seritage Group, as the context requires.

“Hazardous Substances” means each and every element, compound, chemical mixture, emission, contaminant, pollutant, material, waste or other substance (including radioactive substances, whether solid, liquid or gaseous) which is defined, determined or identified as hazardous or toxic under any Environmental Law or for which liability or standards of care or a requirement for investigation or remediation are imposed under, or that are otherwise subject to, Environmental Law, including without limitation asbestos, asbestos containing materials, urethane, polychlorinated biphenyls, any petroleum product, petroleum derived products and/or its constituents or derivatives, and any caustic, flammable or explosive materials. Without limiting the generality of the foregoing, the term shall mean and include:

(a) “hazardous substances” as defined in the Comprehensive Environmental Response, Compensation and Liability Act of 1980, the Superfund Amendment and Reauthorization Act of 1986, or Title III of the Superfund Amendment and Reauthorization Act, each as amended, and regulations promulgated thereunder; excluding, however, common maintenance and cleaning products regularly found at properties with a standard of operation and maintenance comparable to the applicable Property;

(b) “hazardous waste” and “regulated substances” as defined in the Resource Conservation and Recovery Act of 1976, as amended, and regulations promulgated thereunder;

(c) “hazardous materials” as defined in the Hazardous Materials Transportation Act, as amended, and regulations promulgated thereunder;

(d) “chemical substance or mixture” as defined in the Toxic Substances Control Act, as amended, and regulations promulgated thereunder; and

(e) “hazardous materials” as defined under all applicable environmental protection statutes of each state and municipality in which the Demised Premises are located.

“Improvements” means any and all buildings, structures, Fixtures, support systems, surface parking lots, parking streets and garages and other improvements now or hereafter affixed to or located on or under the Land or connected thereto, including, but not limited to, alleyways and connecting tunnels, passageways and entranceways to any adjacent malls, shopping centers or other third-party properties, sidewalks, utility pipes, conduits and lines (on-site and off-site to the extent SHC Group has any interest in the same), parking areas and roadways appurtenant to such buildings and structures located on any Fee Properties or Leasehold Properties, as the case may be, excluding fixtures owned by utilities or other service providers or other third parties.

“Indemnifying Party” has the meaning set forth in Section 5.4(a).

“Indemnitee” has the meaning set forth in Section 5.4(a).

“Indemnity Payment” has the meaning set forth in Section 5.4(a).

“Information” means information, whether or not patentable or copyrightable, in written, oral, electronic or other tangible or intangible forms, stored in any medium, including studies, reports, records, books, contracts, instruments, surveys, discoveries, ideas, concepts, know-how, techniques, designs, specifications, drawings, blueprints, diagrams, models, research and development files, formulations and specifications, models, prototypes, samples, flow charts, data, computer data, disks, diskettes, tapes, computer programs or other software, marketing plans, tenant information, cost information, tenant prospect lists, correspondence and lists, communications by or to attorneys (including attorney-client privileged information), memoranda and other materials prepared by attorneys or under their direction (including attorney work product) and other technical, financial, employee or business information, documents or data.

“Insurance Proceeds” means those monies (a) received by an insured or reinsured from a Third-Party insurer or reinsurer, (b) paid by a Third-Party insurer or reinsurer on behalf of the insured or reinsured or (c) received (including by way of set-off) from any Third Party in the nature of insurance, contribution or indemnification in respect of any Liability, in any such case net of any applicable premium adjustments (including, retrospectively rated premium adjustments) and net of any self-insured retention, deductible or other form of self-insurance, net of any premium increases and net of any third-party costs or expenses incurred in the collection thereof.

“Intangibles” means any and all warranties and guaranties (express or implied) issued to the SHC Group relating specifically to the Fee Properties and/or the Leasehold Properties (but not those that relate to the operations taking place at the Fee Properties and/or Leasehold Properties) and all architectural and construction plans and drawings, architectural and other professional contracts, construction contracts, and all permits, certificates of occupancy, licenses, approvals and authorizations issued by any Governmental Authority in connection with the foregoing, together with all air and development rights (if any), in each case to the extent they are in effect as of the Closing Date and which are transferable and may be assigned to or by the SHC Group, but expressly excluding all Intellectual Property, trade secrets and other proprietary information owned or licensed by the SHC Group.

“Intellectual Property” means all right, title and interest in or relating to intellectual property or industrial property, whether arising under the Law of the United States or any other country or any political subdivision thereof or multinational Laws or any other Law, including, (a) patents, patent applications, and all divisionals, continuations and continuations-in-part thereof, together with all reissues, reexaminations, renewals and extensions thereof and all rights to obtain such divisionals, continuations and continuations-in-part, reissues, reexaminations, renewals and extensions, and all utility models and statutory invention registrations and any other such analogous rights, (b) trademarks, service marks, Internet domain names, trade dress, trade styles, logos, trade names, services names, brand names, corporate names, assumed business names and general intangibles and other source identifiers of a like nature, together with the goodwill associated with any of the foregoing, and all registrations and applications for registrations thereof, together with all renewals and extensions thereof and all rights to obtain such renewals and extensions, (c) copyrights, mask work rights, database and design rights, moral rights and rights in Internet websites, whether registered or unregistered and whether published or unpublished, all registrations and recordings thereof and all applications in connection therewith, together with all renewals, continuations, reversions and extensions thereof and all rights to obtain such renewals, continuations, reversions and extensions and (iv) confidential and proprietary Information, including, trade secrets and know-how. “Intellectual Property” also includes all goodwill associated with Intellectual Property and the right to sue and recover at Law or in equity for past, present and future infringement, misappropriation, dilution, violation or other impairment of such Intellectual Property and all license agreements (including, licenses from or to third parties in respect of Intellectual Property).

“Interests” has the meaning set forth in Exhibit I to this Agreement.

“JV Interests” means the Interests in the following Transferred Entities: GS Portfolio Holdings LLC, SPS Portfolio Holdings LLC and MS Portfolio LLC.

“Land” means (a) the fee interest in and to those certain parcels of land that comprise the Fee Properties, and (b) the leasehold interest in and to those certain parcels of land that comprise the premises demised under the Ground Lease, together with all of SHC Group’s right, title and interest (if any) in and to all rights, appurtenances, hereditaments and tenements pertaining thereto, including all right, title and interest (if any) of the SHC Group in and to adjacent streets, alleys, easements and rights-of-way, and all oil, gas, mineral, water and irrigation rights running with or otherwise pertaining thereto.

“Landlord” means Seritage SRC Finance LLC and Seritage KMT Finance LLC, collectively, as landlord under the Master Lease.

“Lands’ End Lease” means, with respect to each applicable main SHC Group store building located on the Transferred Properties, the leasing arrangement for space in such store between the SHC Group and Lands’ End, Inc. pursuant to a master lease of space within SHC Group stores located at various SHC Group properties, including the Transferred Properties. Notwithstanding anything herein to the contrary, SHC Group shall not assign the Lands’ End Leases with the conveyance of the Transferred Properties but will remain as the landlord (sublandlord) under the Lands’ End Leases; provided that (i) the Tenant under the Master Lease shall assign to the landlord under the Master Lease the economic benefits of such lease (but not such lease itself) in respect of the Transferred Properties and (ii) the Tenant under the Master Lease will discharge the landlord’s obligations under the Lands’ End Leases, in each case, on the terms and conditions provided in the Master Lease.

“Landlord’s Mortgage” has the meaning set forth in Section 3.4(b)(ii)(M).

“Landlord Mortgage SNDA” has the meaning set forth in Section 3.4(b)(ii)(N).

“Law” means any national, supranational, federal, state, provincial, local or similar law (including common law), statute, code, order, ordinance, rule, regulation, treaty (including any income tax treaty), license, permit, authorization, approval, consent, decree, injunction, binding judicial or administrative interpretation or other requirement, in each case, enacted, promulgated, issued or entered by a Governmental Authority.

“Lease”, “Leases” means each and every existing third-party lease or sublease of a portion of the Transferred Properties as of the Closing Date, other than in-store concessions, departments and licenses by the SHC Group comprising in the aggregate less than 10% of rental value of all the rentable square footage at the main SHC Group store building located on the Transferred Properties (including all amendments and extensions thereof), and excluding the Lands’ End Leases, as set forth on Schedule A (which such Schedule A shall be updated at the Closing for any of the foregoing executed after the date of this Agreement and on or prior to the Closing Date).

“Leasehold Properties” has the meaning set forth in the definition of Transferred Properties.

“Liability” or “Liabilities” means with respect to any Person, any and all claims, debts, demands, actions, causes of action, suits, damages, costs, obligations, accruals, accounts payable, reckonings, bonds, indemnities and similar obligations, agreements, promises, guarantees, make whole agreements and similar obligations, and other liabilities and requirements of such Person, including all contractual obligations, whether accrued or fixed, absolute or contingent, matured or unmatured, liquidated or unliquidated, reserved or unreserved, known or unknown, or determined or determinable, whenever arising and including those arising under any applicable Law, rule, regulation, Action, threatened or contemplated Action, order or consent decree of any Governmental Authority or any award of any arbitrator or mediator of any kind, and those arising under any Contract, including those arising under this Agreement, in each case, whether or not recorded or reflected or required to be recorded or reflected on the books and records or financial statements of any Person. For the avoidance of doubt, Liabilities shall include reasonable attorneys’ fees, the costs and expenses of all demands, assessments, judgments, settlements and compromises, and any and all other costs and expenses whatsoever reasonably incurred in connection with anything contemplated by the preceding sentence.

“Loss” has the meaning set forth in Section 10.22.

“Loss Limit” has the meaning set forth in Section 10.22.

“Mark” means (a) the seritage.com domain name registration, (b) U.S. trademark registration #4577331 for the word mark “SERITAGE” and any unregistered trademark, service mark, trade name, d/b/a, certification mark, slogan, logo symbol, trade dress or other indicia of origin related to the foregoing registered word mark, and all applications or registrations relating thereto, and (c) all goodwill connected with the use thereof and symbolized thereby.

“Master Lease” means the Master Lease Agreement, in the form attached as Schedule F, to be entered into by and among Seritage SRC Finance LLC and Sentage KMT Finance LLC, as landlord, and Kmart Operations, LLC and Sears Operations, LLC, as tenant.

“Memoranda” and “Memorandum” have the meanings set forth in Section 3.4(a)(ii)(H).

“Operating Partnership” means Seritage Growth Properties, L.P., a Delaware limited partnership, of which Seritage is the general partner.

“Owner’s Title Affidavit” has the meaning set forth in Section 3.4(a)(ii)(I).

“Paying Party” has the meaning set forth in Section 10.19.

“Payee Party” has the meaning set forth in Section 10.19.

“Permitted Encumbrances” means (i) all matters of record and (ii) all other matters that do not have a material adverse effect on the continued use of the Transferred Properties in the manner they are being used as of the date hereof and, in the case of the Leasehold Properties (and any Improvements located thereon), the terms of the respective Ground Leases.

“Person” means an individual, a general or limited partnership, a corporation, a trust, a joint venture, an unincorporated organization, a limited liability entity, any other entity and any Governmental Authority.

“Personal Property” means all tangible personal property located upon the Land or within the Improvements, including without limitation, any and all plans, specifications, drawings, books, building records, and all other items of personal property owned by the SHC Group and used exclusively in connection with the Land or Improvements (i.e., not in connection with or relating to the operations taking place on the Land or within the Improvements) and which are not included in the Fixtures, but expressly excluding all inventory, merchandise and trade fixtures and other personal property used in the operation of the SHC Group, its tenants and other users of the property (whether owned by them, their vendors or other third parties), including, without limitation, racks, shelving, registers, computers, computer terminals and computer-related equipment, security equipment, cleaning and maintenance equipment, batteries, tires, automobile testing equipment, petroleum and petroleum products, and other tangible personal property.

“Personnel” means the officers, directors, employees, agents, suppliers, licensors, licensees, contractors, subcontractors and other representatives, from time to time, of a party and its Affiliates; provided, that the Personnel of the members of the Seritage Group shall not be deemed Personnel of the members of the SHC Group and the Personnel of the members of the SHC Group shall not be deemed Personnel of the members of the Seritage Group.

“Prime Rate” means the rate which JPMorgan Chase Bank, N.A. (or any successor thereto or other major money center commercial bank agreed to by the parties) announces from time to time as its prime lending rate, as in effect from time to time.

“Properties Sale” has the meaning set forth in Section 2.3(c).

“Properties Sale Closing” has the meaning set forth in Section 3.2.

“Purchase Price” means the aggregate Purchase Price payable by Seritage to SHC for all Transferred Properties in the amount of $2,719,000,000 in cash, allocated as to each Transferred Property as set forth on Schedule B, subject to any provisions hereof providing for adjustments or prorations; provided that there shall be credited against the Purchase Price the principal amount of the Financing encumbering the Transferred Properties and the Transferred Entities immediately prior to the Properties Sale Closing.

“REA” or “REAs” means each and every reciprocal easement, operating and/or construction agreements and in all other easements, covenants and similar rights related to the Transferred Properties identified therein.

“Receiving Party” means a party that to which Information is disclosed by the Disclosing Party.

“Record Date” means 5:00 p.m., New York City time on the date to be determined by the SHC Board as the record date for determining holders of SHC Common Stock entitled to receive Rights in the Distribution.

“Record Holders” means the holders of record of shares of SHC Common Stock as of the Record Date.

“Restricted Payment” any dividend or other distribution (whether in cash, securities or other property) with respect to any equity interests in SHC, or any payment (whether in cash, securities or other property), including any sinking fund or similar deposit, on account of the purchase, redemption, retirement, acquisition, cancellation or termination of any such equity interests in SHC, or any option, warrant or other right to acquire any such equity interests in SHC.

“Retail Operations Claims” means any and all Liabilities arising out of or relating to the retail business operations or other activities conducted on or about the Transferred Properties by the SHC Group or the Tenant’s Related Users (as such term is defined in the Master Lease), prior to the Closing Date or at any time during the term of the Master Lease with respect to the premises demised thereunder, including without limitation claims from or by all customers, licensees, invitees, employees, Governmental Authorities or any other Person for, among other things, non-compliance with applicable Law, personal injury, property damage, product or service warranty, service, merchandise, products liability, tax, employment (including any pension-related claims), consumer credit and vendor claims. For the avoidance of doubt, Retail Operations Claims shall include Liabilities arising under tort claims by third-parties or as a result of non-compliance with applicable Law, in each case, arising from the physical condition or use of the Transferred Properties by SHC Group or Tenant’s Related Users (as such term is defined in the Master Lease), but shall not include (a) claims by Seritage Group and its successors and assigns, relating directly and solely to the physical condition of the Transferred Properties, other than Environmental Problems as provided in this Agreement and in the Master Lease and such other matters as provided in the Master Lease, and (b) claims arising out of or relating to the recapture or redevelopment of the Transferred Properties by the Seritage Group following the Property Sale Closing or arising out of or relating to an act or omission occurring with respect to, or on or about, such recaptured or redeveloped space following such redevelopment or recapture, except to the extent provided in the Master Lease.

“Rights” has the meaning set forth in the Recitals.

“Rights Offering” has the meaning set forth in the Recitals.

“Rights Offering Closing” has the meaning set forth in Section 3.2.

“SEC” means the U.S. Securities and Exchange Commission.

“Securities Act” means the U.S. Securities Act of 1933, as amended, together with the rules and regulations promulgated thereunder.

“Seritage” has the meaning set forth in the Preamble.

“Seritage Board” means the Board of Trustees of Seritage.

“Seritage Closing Deliverables” has the meaning set forth in Section 3.4(b)(ii).

“Seritage Common Shares” means the Class A common shares of beneficial interest, par value $0.01 per share, of Seritage.

“Seritage Group” means Seritage and each Affiliate of Seritage immediately after the Closing Date.

“Seritage Indemnitee” has the meaning set forth in Section 5.3.

“Seritage Information” means with all Information exclusively relating to the owning, developing, selling, transferring, leasing, managing and financing any of the Transferred Properties and/or the Transferred Entities in the possession of any member of the SHC Group (whether or not located upon the Land or within the Improvements) (for the avoidance of doubt, excluding Information relating to the retail business operations or other activities conducted on or about the Transferred Properties by the SHC Group or the Tenant’s Related Users).

“Shared Privilege” has the meaning set forth in Section 7.8(d).

“SHC” has the meaning set forth in the Preamble.

“SHC Board” has the meaning set forth in the Recitals.

“SHC Closing Deliverables” has the meaning set forth in Section 3.4(a)(ii).

“SHC Common Stock” means the common stock, par value $0.01 per share, of SHC.

“SHC Group” means SHC and each Affiliate of SHC immediately after the Closing Date (in each case other than any member of the Seritage Group).

“SNDA” has the meaning set forth in Section 3.4(b)(ii)(L).

“SHC Indemnitee” has the meaning set forth in Section 5.2.

“Subscription” has the meaning set forth in the Recitals.

“Subsidiary” or “subsidiary” means, with respect to any Person, any corporation, limited liability company, joint venture or partnership of which such Person (a) beneficially owns, either directly or indirectly, more than fifty percent (50%) of (i) the total combined voting power of all classes of voting securities of such Person, (ii) the total combined equity interests or (iii) the capital, profit or beneficial interests, in the case of a partnership, limited liability company or trust, or (b) otherwise has the power to vote, either directly or indirectly, sufficient securities or interests to elect a majority of the board of directors or similar governing body or to Control such Person.

“Tenant” means Kmart Operations, LLC and Sears Operations, LLC, as tenant under the Master Lease.

“Third-Party” means any Person that is neither a party to this Agreement nor an Affiliate of either party to this Agreement.

“Third-Party Claim” has the meaning set forth in Section 5.7(a).

“Third-Party Proceeds” has the meaning set forth in Section 5.4(a).

“Title Commitments” means all of the latest revised title commitments issued by the Title Company as of the date of this Agreement with respect to all of the Transferred Properties.

“Title Company” means a nationally recognized title insurance company selected by Seritage to issue one or more title insurance policies with respect to the Transferred Properties.

“Title Policy” has the meaning set forth in Section 3.4(a)(ii)(I).

“Transaction” has the meaning set forth in the Recitals.

“Transferred Entities” has the meaning set forth in Exhibit I to this Agreement.

“Transferred Properties” means collectively the (a) real properties owned in fee by the SHC Group (“Fee Properties”) and (b) the leasehold interest(s) owned by the SHC Group under the ground lease(s) (the “Leasehold Properties”) (including all amendments and extensions thereof, the “Ground Leases”), to the extent such Fee Properties and Leasehold Properties are identified on Exhibits I and II.

“Transition Services Agreement” means the Transition Services Agreement, substantially in the form attached as Schedule K, to be entered into by and between Sears Holdings Management Corporation and Operating Partnership, as amended from time to time.

ARTICLE II

THE SUBSCRIPTION, THE DISTRIBUTION AND THE PURCHASE AND SALE

2.1 The Subscription. Seritage hereby issues and delivers to SHC, and SHC hereby subscribes for, 106,597,798 unitized Rights, each with the right when exercised to purchase one Seritage Common Share from Seritage, subject to certain conditions and on the terms and in the manner described in “The Rights Offering” section of the Form S-11, the receipt of which Rights by SHC is hereby acknowledged.

2.2 The Distribution. SHC shall instruct the Agent to distribute to each Record Holder, as soon as practicable after 5:00 p.m. New York City time, or such other time as SHC may determine, on such date as SHC may determine (the “Distribution Date”), one Right for each share of SHC Common Stock held by such Record Holder as of the Record Date. SHC hereby agrees that from the date of this Agreement until the earlier of the termination of this Agreement or the Distribution Date, SHC shall, and shall cause the SHC Group to, use reasonable best efforts to operate its stores located at the Transferred Properties in the ordinary course consistent with past practice in all material respects, except as required by applicable Law, as contemplated by this Agreement or as consented to in writing by Seritage; provided that in no event shall SHC or any other member of the SHC Group, without the prior written consent of Seritage, sell, convey, assign, transfer, license or otherwise dispose of, directly or indirectly, any Transferred Properties, other than as would be permitted without consent of Seritage under the Master Lease.

2.3 The Purchase and Sale.

(a) Upon the terms and subject to the conditions set forth in this Agreement, at the Properties Sale Closing, SHC shall, and shall cause the other members of the SHC Group to, transfer, convey, assign and deliver to each transferee identified on Exhibit I or such other member of the Seritage Group as Seritage shall designate, and each such transferee or member of the Seritage Group shall purchase and acquire from SHC or the other members of the SHC Group, as applicable, all of the SHC Group’s right, title and interest in and to each of the Interests in the Transferred Entities.

(b) Upon the terms and subject to the conditions set forth in this Agreement, at the Properties Sale Closing, SHC shall, and shall cause the other members of the SHC Group to, transfer, convey, assign and deliver to each transferee identified on Exhibit II or such other member of the Seritage Group as Seritage shall designate, and each such transferee or member of the Seritage Group shall purchase and acquire from SHC or the other members of the SHC Group, as applicable, all of the SHC Group’s right, title and interest in and to each of the Transferred Properties and JV Interests identified on Exhibit II (for the avoidance of doubt, excluding the Transferred Properties and JV Interests identified on Exhibit I, which shall be purchased and sold, indirectly, pursuant to Section 2.3(a)).

(c) Upon the terms and subject to the conditions set forth in this Agreement, at the Properties Sale Closing, SHC shall, or shall cause the applicable member of the SHC Group to, transfer, convey, assign and deliver to Operating Partnership or its designee all of its right, title and interest in and to the Mark “SERITAGE,” together with all rights to sue, counterclaim, and to collect damages, payments and equitable relief for all legal and equitable claims of past, present, and future infringements or other violations thereof, any rights to protection of interest in such Mark and all income, royalties, damages and payments now or hereafter due or payable with respect thereto, for its own use and benefit and for the use and on behalf of its successors, assigns or other legal representatives.

(d) Subject to Section 7.1(e), upon the terms and subject to the conditions set forth in this Agreement, at the Properties Sale Closing, SHC shall, or shall cause the applicable member of the SHC Group to, transfer, convey, assign and deliver to Operating Partnership or its designee Seritage Information; provided, that the members of the SHC Group shall be entitled to retain copies of all Seritage Information.

(e) Upon the terms and subject to the conditions set forth in this Agreement, at the Properties Sale Closing, SHC shall, or shall cause the applicable member of the SHC Group to, transfer, convey, assign and deliver to Operating Partnership or its designee all of its right, title and interest in and to the (i) Personal Property, (ii) Intangibles, (iii) REAs, (iv) Ground Leases and (v) Leases. The actions set forth in Section 2.3(a)-(e) are referred to as the “Properties Sale.”

(f) Upon the terms and subject to the conditions set forth in this Agreement, at the Properties Sale Closing, Seritage shall or shall cause its applicable Subsidiary to assume, and will to pay, perform and discharge as they become due, all of the Liabilities and obligations, if any, under any (i) Personal Property, (ii) Intangibles, (iii) REAs, (iv) Ground Leases and (v) Leases.

(g) Upon the terms and subject to the conditions set forth in this Agreement, at the Properties Sale Closing, in consideration for the Properties Sale, Seritage shall pay or cause to be paid to SHC or its designee(s), by wire transfer of immediately available funds to such account(s) as are designated in writing by SHC, the Purchase Price for all of the Interests conveyed pursuant to Section 2.3(a), all of the Transferred Properties conveyed pursuant to Section 2.3(b) and the Mark conveyed pursuant to Section 2.3(c).

2.4 Use of Proceeds. SHC covenants and agrees that it shall not use, or permit or cause to be used, the proceeds of the Properties Sale, or any portion thereof, directly or indirectly, for purposes of making a Restricted Payment.

ARTICLE III

THE CLOSING

3.1 Actions Prior to Closing. Prior to the Closing Date and subject to the terms and conditions set forth herein, the parties shall take, or cause to be taken, the following actions in connection with the Transaction:

(a) Securities Law Matters. Seritage shall file any amendments or supplements to the Form S-11 as may be necessary or advisable in order to cause the Form S-11 to become effective prior to the Distribution Date and remain effective as required by the SEC or federal, state or other applicable securities Laws. SHC and Seritage shall cooperate in preparing, filing with the SEC and causing to become effective registration statements or amendments thereof which are required to reflect the establishment of, or amendments to, any employee benefit and other plans necessary or advisable in connection with the transactions contemplated by this Agreement and the Ancillary Agreements. SHC and Seritage shall take all such action as may be necessary or advisable under the securities or blue sky Laws of the United States (and any comparable Laws under any non-U.S. jurisdiction) in connection with the transactions contemplated by this Agreement and the Ancillary Agreements.

(b) Subscription Agent. SHC shall enter into a subscription agent agreement with the Agent or otherwise provide instructions to the Agent regarding the Distribution and the Rights Offering.

(c) Stock-Based Employee Benefit Plans. Seritage and, if applicable, SHC shall take all actions as may be necessary to approve the stock-based employee benefit plans of Seritage in order to satisfy the requirements of Rule 16b-3 under the Exchange Act and the applicable rules and regulations of the Exchange.

(d) Delivery of Rights and Seritage Common Shares. On or prior to the Distribution Date, SHC shall deliver to the Agent such number of Rights as is necessary to permit the distribution of one Right for each share of SHC Common Stock held by such Record Holders in the Distribution. On or prior to the Closing Date, Seritage shall deliver to the Agent book-entry transfer authorizations for such number of the outstanding Seritage Common Shares as is necessary to effect the Rights Offering. Seritage agrees to provide all further book-entry transfer authorizations for Seritage Common Shares that SHC or the Agent shall require in order to effect the Distribution and the Rights Offering

(e) Approvals and Notifications. To the extent that the Transaction requires any Approvals or Notifications, the parties shall endeavor to obtain or make such Approvals or Notifications as soon as reasonably practicable; provided, however, that, except to the extent expressly provided in this Agreement or any of the Ancillary Agreements or as otherwise agreed between SHC and Seritage, neither SHC nor Seritage shall be obligated to contribute capital or pay any consideration in any form (including providing any letter of credit, guaranty or other financial accommodation) to any Person in order to obtain or make such Approvals or Notifications.

(f) Transfer of Transferred Properties; Financing. Immediately prior to the Closing, SHC shall take the following actions in the following order: (i) SHC shall cause its respective Subsidiaries that are owners of the Transferred Properties, the JV Interests and the Transferred Entities as shown in the steps outlined on Schedule J to transfer (including by way of merger) such Transferred Properties, JV Interests and Transferred Entities to each of the relevant transferees in accordance with the steps outlined in Schedule J, together with all related Personal Property and Intangibles, REAs, Ground Leases and Leases; (ii) SHC shall cause its respective Subsidiaries to transfer the operations of the SHC Group stores located at the Transferred Properties to Tenant and transfer the interests in Tenant to the relevant transferees and shall cause Tenant and Landlord to enter into the Master Lease, all in accordance with the steps outlined in Schedule J; and (iii) SHC shall cause the applicable borrowing entities to consummate the Financing.

(g) Other Ancillary Agreements. Effective as of the date hereof, each of SHC and Seritage shall, and shall cause their respective Subsidiaries, as applicable, to, execute and deliver all Ancillary Agreements to which such Person is a party.

3.2 The Closing. The closing of the Rights Offering (the “Rights Offering Closing”) and the closing of the Properties Sale (the “Properties Sale Closing,” and collectively the “Closing”) shall occur as soon as practicable after the Expiration Date and the satisfaction or waiver of the conditions set forth in Sections 3.3(a), 3.4(a) and 3.4(b), on such date and at such time as SHC may determine (the “Closing Date”). SHC and Seritage shall cooperate to cause the conditions to the Closing set forth in Sections 3.3(a), 3.4(a) and 3.4(b) to be satisfied at the Closing Date.

3.3 Conditions Precedent to the Rights Offering Closing.

(a) In no event shall SHC be required to consummate the Rights Offering Closing occur unless (i) the Properties Sale Closing shall have occurred contemporaneously with such Rights Offering Closing and (ii) each of the following conditions shall have been satisfied or waived by SHC in its sole and absolute discretion:

(A) SHC Board Approval. The SHC Board shall have authorized and approved the Transaction and not withdrawn such authorization and approval, and the SHC Board shall have declared the Distribution.

(B) Execution of Ancillary Agreements. Each of the Ancillary Agreements shall have been duly executed and delivered by the parties thereto and all of the actions required to be performed prior to the Closing shall have been completed, including those required pursuant to Section 3.4.

(C) Effectiveness of Form S-11. A Registration Statement on Form S-11 registering the offering of Rights and the Seritage Common Shares (the “Form S-11”) shall be effective under the Securities Act, with no stop order in effect with respect thereto and no proceedings for such purpose pending before or threatened by the SEC.

(D) Minimum Subscription. Holders of Rights shall have subscribed for, in the aggregate, all of the Seritage Common Shares available for subscription in the Rights Offering (including taking into account exchanges of Rights for other equity interests in Seritage or its Subsidiaries by holders of Rights to whom Seritage has granted such right or rights of exchange).

(E) Listing on the Exchange. The Rights and the Seritage Common Shares shall have been accepted for listing on the Exchange, subject to official notice of issuance.

(F) Governmental Approvals. All Governmental Approvals necessary to consummate the Transaction shall have been obtained and be in full force and effect.

(G) No Order or Injunction. No order, injunction or decree issued by any Governmental Authority of competent jurisdiction or other legal restraint or prohibition preventing the consummation of the Transaction or any of the related transactions shall be in effect, and no other event outside the control of SHC shall have occurred or failed to occur that prevents the consummation of the Transaction or any of the related transactions.

(H) Seritage Board. The individuals listed in the Form S-11 as members of the Seritage Board following the Closing shall have been duly elected and qualified to serve as members of the Seritage Board following the Closing.

(I) Seritage Officers. SHC shall have delivered or caused to be delivered to Seritage resignations, effective as of immediately after the Closing, of each individual who will serve as an officer of Seritage or member of the Seritage Board immediately after the Closing and who served as an officer or member of the SHC Board immediately prior to the Closing and will no longer serve in such capacity immediately after the Closing.

(J) Declaration of Trust. The Amended and Restated Declaration of Trust of Seritage and the Amended and Restated Bylaws of Seritage, each in such form as may be reasonably determined by SHC, shall be in effect.

(K) No Circumstances Making Transaction Inadvisable. No event or development shall have occurred or exist that, in the judgment of the SHC Board, in its sole and absolute discretion, makes the Transaction not in the best interest of SHC or holders of SHC Common Stock, or makes it inadvisable to effect the Transaction or the other transactions contemplated.

(b) The conditions set forth in Section 3.3(a) are for the sole benefit of SHC and shall not give rise to or create any duty on the part of SHC or the SHC Board to waive or not to waive any such condition or to effect the Transaction or in any way limit SHC’s rights of termination set forth in Article IX or alter the consequences of any such termination from those specified in such Article. Any determination made by the SHC Board prior to the Closing concerning the satisfaction or waiver of any or all of the conditions set forth in Section 3.3(a) shall be conclusive and binding on the parties.

3.4 Conditions Precedent to the Properties Sale Closing.

(a) Conditions to Seritage’s Obligations. In no event shall Seritage be obligated to consummate the Properties Sale Closing unless (i) the Financing Closing shall have occurred immediately prior to the Rights Offering Closing and the Rights Offering Closing shall have occurred contemporaneously with such Properties Sale Closing and (ii) unless waived by Seritage, SHC shall have, or shall have caused to be, delivered to Seritage or its designee, or, in the case of the Interests in the Transferred Entities purchased and sold pursuant to Section 2.3(a), to the appropriate Transferred Entity or Transferred Entities (or, in either case, to the Title Company for recording, as applicable) at or prior to the Properties Sale Closing all of the following items with respect to the respective Transferred Properties, executed and acknowledged by the appropriate member of the SHC Group as applicable or other signatory as designated below (collectively, the “SHC Closing Deliverables”):

(A) A duly executed and acknowledged deed without covenants against grantor’s acts, or any warranties or representations whatsoever with respect to each Fee Property, except that the grantor is in possession of and has not previously conveyed fee title to each Fee Property, except such covenants, representations and warranties, if any, as are required for issuance of a Title Policy on customary terms for each of the Transferred Properties, duly executed and acknowledged by the appropriate members of the SHC Group, in the form attached as Schedule C (the “Deed”) together with any additional duly executed and acknowledged deeds required by Seritage in its reasonable discretion or the Title Company to convey all of such member’s right, title and interest in and to the Improvements located on the Fee Property and/or the Leasehold Property, with the appropriate member of the Seritage Group as grantee, sufficient to convey to such grantee (including with respect to the Transferred Entities) good and marketable title to the Fee Properties and all Improvements located on the Fee Properties, and all Improvements located on the Leasehold Property to the extent owned by SHC Group, in each case free and clear of all liens, charges, encumbrances, title defects and other clouds on title other than those set forth in the Title Commitments and other Permitted Encumbrances;

(B) a duly executed and acknowledged Assignment and Assumption of Personal Property and Intangibles assigning the SHC Group’s interest in the Personal Property and Intangibles related to the Transferred Properties (“Assignment and Assumption of Personal Property and Intangibles”) in the form attached hereto as Schedule D;

(C) a true and complete, fully executed copy of each REA;

(D) a duly executed and acknowledged Assignment and Assumption of REAs assigning the SHC Group’s interest in all REAs (“Assignment and Assumption of REAs”) in the form attached hereto as Schedule E;

(E) a true and complete, fully executed copy of each Ground Lease;

(F) a duly executed and acknowledged Assignment and Assumption of Ground Lease with respect to each Ground Lease (“Assignment and Assumption of Ground Lease”), free and clear of all liens, charges, encumbrances, title defects and other clouds on title other than those set forth in the Title Commitments;

(G) a true and complete, fully executed copy of each Lease;

(H) a duly executed and acknowledged Assignment and Assumption of Lease with respect to each Lease (“Assignment and Assumption of Lease”);

(I) a duly executed and acknowledged Master Lease in the form attached as Schedule F, together with separate memoranda thereof (each, a “Memorandum” and collectively, “Memoranda”) in the form of Schedule G for recording with respect to each Fee Property and each Leasehold Property with such ministerial and non-substantive modifications as required for recordation of the respective Memorandum in the land records of the jurisdiction in which the respective Transferred Property is located;

(J) such owner’s affidavits, gap indemnities and other documentation as may be customarily and reasonably required by the Title Company (collectively, “Owner’s Title Affidavit”) in connection with its issuance (at the request of Seritage) of an Owner’s or Leasehold Title Policy or any Lender’s Title Policy required in connection with the Financing, as appropriate, with respect to any or all of the Transferred Properties (collectively, “Title Policy”);

(K) a certificate in the form attached hereto as Schedule H from and duly executed by SHC stating that it is not a “foreign person” as defined in the Federal Foreign Investment in Real Property Tax Act of 1980;

(L) such evidence as the Title Company may reasonably require as to the authority of the person or persons executing any document on behalf of any member of the SHC Group, including in respect of any Transferred Entity, as applicable;

(M) a duly executed closing statement prepared in accordance with the terms of this Agreement that is reasonably acceptable to Seritage;

(N) duly executed transfer tax returns, certificates and affidavits required in connection with the consummation of the Transaction contemplated hereby;

(O) any documents and any fees or costs payable by the SHC Group with respect to the Transaction pursuant to Section 10.2(a);

(P) copies of certificates executed by the Secretary or other appropriate officer or representative of the SHC Group, attaching thereto and duly certifying as of the Closing Date the applicable resolutions of the SHC Board authorizing the execution and delivery of this Agreement, the SHC Closing Deliverables and the consummation of the transactions contemplated hereunder;

(Q) copies of certificates executed by the Secretary or other appropriate officer or representative of the SHC Group, attaching good standing certificates for each applicable Person in the SHC Group from its jurisdiction of formation and (as and to the extent required by the Title Company) each jurisdiction in which such Person is qualified to do business and in which the Transferred Properties are located, in each case dated as of a date no later than twenty (20) days prior to the Closing Date;

(R) a true and complete copy of each mortgage on the Transferred Properties subject to the Master Lease in connection with the Financing (collectively, “Landlord’s Mortgage”);

(S) a Ground Lease SNDA executed and acknowledged by the Tenant under the Master Lease;

(T) a Landlord Mortgage SNDA executed and acknowledged by the Tenant under the Master Lease;

(U) certificates evidencing, or certified copies of book-entry notations of, the Interests in the Transferred Entities and instruments of transfer relating thereto, in each case to the extent appropriate, together with copies of the limited liability company or equivalent agreements of such Transferred Entities, each with a notation evidencing the transferee of such Interests as the holder of such Interests, and a good standing certificate for each such Transferred Entity;

(V) if and to the extent required in connection with the Financing, an estoppel indemnity executed by SHC for the benefit of the lender(s) under the Financing with respect to one or more Leases and/or one or more REAs in the form contemplated under the Financing; and

(W) such additional documents as are otherwise provided for herein or as shall be reasonably required by Seritage and reasonably acceptable to the SHC Group to consummate the Properties Sale and which are not inconsistent with any other provisions herein.

(b) Conditions to SHC’s Obligations. In no event shall SHC be obligated to consummate the Properties Sale Closing unless (i) the Financing Closing shall have occurred immediately prior to the Properties Sale Closing and the Rights Offering Closing shall have occurred contemporaneously with such Properties Sale Closing and (ii) unless waived by SHC, Seritage shall have, or shall have caused to be, delivered to SHC, in the case of Transferred Properties purchased and sold pursuant to Section 2.3(b), or SHC shall have received from the appropriate Transferred Entity or Transferred Entities, in the case of Transferred Properties purchased and sole pursuant to Section 2.3(a) (or, in either case, to or from the Title Company for recording, as applicable) at or prior to the Properties Sale Closing all of the following items, each executed by the appropriate member of the Seritage Group (the “Seritage Closing Deliverables”):

(A) a duly executed and acknowledged Assignment and Assumption of Personal Property and Intangibles;

(B) a duly executed and acknowledged Assignment and Assumption of REAs;

(C) a duly executed and acknowledged Assignment and Assumption of Ground Lease with respect to each Ground Lease;

(D) a duly executed and acknowledged Assignment and Assumption of Lease with respect to each Lease;

(E) a duly executed and acknowledged Master Lease, together with separate Memoranda thereof;

(F) such evidence as the Title Company may reasonably require as to the authority of the person or persons executing any document on behalf of any member of the Seritage Group or any Transferred Entity, as applicable;

(G) a duly executed closing statement prepared in accordance with the terms of this Agreement that is reasonably acceptable to SHC;

(H) duly executed transfer tax returns, certificates and affidavits required in connection with the consummation of the Transaction contemplated hereby;

(I) any documents and any fees or costs payable by any member of the Seritage Group in connection with the Transaction pursuant to Section 10.2(a) hereof;

(J) copies of certificates executed by the Secretary or other appropriate officer or representative of the Seller, attaching thereto and duly certifying as of the Closing Date the applicable resolutions of the Seritage Board authorizing the execution and delivery of this Agreement, the Seritage Closing Deliverables and the consummation of the Transaction contemplated hereunder;

(K) copies of certificates executed by the Secretary or other appropriate officer or representative of each applicable member of the Seritage Group or Transferred Entity, attaching good standing certificates from its jurisdiction of formation and each jurisdiction in which it is qualified to do business, in each case dated as of a date no later than twenty (20) days prior to the Closing Date;

(L) a subordination and non-disturbance agreement (“SNDA”) from the landlord under each Ground Lease, only if and to the extent Seritage or the Transferred Entity, as applicable, has been able to obtain the same with the exercise of commercially reasonable efforts (“Ground Lease SNDA), executed and acknowledged by the ground lessor and the applicable member of the Seritage Group or Transferred Entity;

(M) a SNDA with respect to each Landlord Mortgage (“Landlord Mortgage SNDA”), executed and acknowledged by the mortgagee and the applicable member of the Seritage Group or Transferred Entity;

(N) at the option of Seritage, the Title Policy (so long as Seritage shall have paid or caused to be paid all title premiums and other costs of the Title Company and shall have satisfied the requirements of the Title Company as applicable to the applicable member of the Seritage Group or Transferred Entity); and

(O) such additional documents as are otherwise provided for herein or as shall be reasonably required by SHC to consummate the Properties Sale and which are not inconsistent with any other provisions herein.

(c) Sale of Transferred Properties “AS IS, WHERE IS”. Except as expressly set forth to the contrary in this Agreement and in the Deeds and subject in all respects to the provisions of Article 5, the sale of the Transferred Properties (including in respect of Transferred Entities) to Seritage is made “AS IS, WHERE IS, WITH All FAULTS”, without warranty or representation (express or implied) of any kind by the SHC Group.

3.5 Adjustments and Prorations with respect to the Transaction.

(a) Rents. For the period from and after the Closing Date, rents payable by tenants under the Leases shall be the property of Seritage, and rents payable under the Ground Leases shall be payable by Seritage, subject to the rights and obligations of Tenant and Landlord under the Master Lease and Seritage under the Leases. Therefore, all such rents payable under the Leases (including fixed, percentage and additional (regularly scheduled and recurring) rent) and the Ground Leases shall be apportioned between Seritage and SHC as of the Closing Date, based on the ratio of the number of days in the period for which such rents are paid to the number of days in such period (i) before and including the Closing Date and (ii) after the Closing Date, subject to the further rights and obligations of Tenant and Landlord under the Master Lease and Seritage under the Leases. SHC and Seritage hereby agree that if any of the rents cannot be prorated accurately as of the Closing Date, then the same shall be estimated (based on current information then known) as of the Closing Date and either party owing the other party a sum of money based on subsequent proration calculations once accurate information is obtained shall pay such sum to the other party within thirty (30) days after such accurate information is obtained.

(b) Taxes, Impositions and Other Expenses. At the Closing, (i) real property taxes, common area charges, and all other recurring, scheduled and all other leasing, maintenance, operating and other costs and expenses which have been paid or are payable by the SHC Group with respect to the Transferred Properties and reimbursements in respect of such amounts payable to the SHC Group by tenants under the Leases (other than as included in additional rent), and (ii) all other amount payable by the SHC Group under the REAs, or Ground Leases, shall be apportioned on the same basis as rents under the Leases and Ground Leases are apportioned pursuant to Section 3.5(a) (for the avoidance of doubt, in each case subject to the rights and obligations of Tenant and Landlord under the Master Lease and Seritage under the Leases).

(c) Delinquencies. Notwithstanding anything to the contrary in Section 3.5(a) or (b), all delinquent rents, taxes, impositions and other costs and expenses (if any) contemplated by Section 3.5(a) and 3.5(b) or otherwise shall be paid solely by SHC at the Closing.

3.6 Certain Representations.

(a) Notwithstanding anything in Section 3.4(c) to the contrary, SHC represents and warrants to the Seritage that (except as disclosed to Seritage on or prior to the date hereof and/or on or prior to the Closing Date) (i) as of the date hereof and as of the Closing Date, there is no pending or threatened litigation or regulatory action against any member of the SHC Group that would reasonably be expected to enjoin, prohibit or restrain, or impose or result in the imposition of any material adverse condition upon, the consummation of the Transaction and/or the Financing, (ii) as of the date hereof and as of the Closing Date, no condemnation has been commenced or, to SHC’s knowledge, is threatened in writing with respect to all or any portion of the Transferred Properties or for the relocation of roadways providing access to any of the Transferred Properties and (iii) as of the date hereof, each record fee and/or leasehold owner of the Transferred Properties is as set forth on Exhibits I and II.

(b) Except as set forth on Schedule L, SHC and Seritage each represent and warrant to the other that neither party has dealt with any broker, finder or other Person who is or may be entitled to any broker’s commission, finder’s fee or other similar compensation with respect to the Transaction.

(c) SHC represents and warrants to Seritage, solely as of the Closing Date, that there exists no condition or circumstance, and no event has occurred, which, pursuant to Section C of the Commitment Letter, would cause the Financing to be funded in amount less than the maximum Closing Date funding contemplated by the Commitment Letter. The representation set forth in this Section 3.6(c) shall not survive the Closing Date. Any damages in respect of any breach of the representation set forth in this Section 3.6(c) shall be paid at the Closing and shall in no event exceed, in the aggregate, the amount of any reserve implemented pursuant to Section C of the Commitment Letter. Any amounts paid at Closing in respect of a breach of the representation set forth in this Section 3.6(c) shall be reimbursed to SHC to the extent the corresponding reserve is released to Seritage pursuant to the terms of the Financing without expenditure by Seritage to secure such release.

3.7 Certain Post-Closing Payments. To the extent that (a) a member of the SHC Group has paid any amounts to or on behalf of one or members of the Seritage Group for purposes of funding the Deferred Maintenance and Environmental Escrow Account (as defined in the form of Loan Agreement contemplated by the Financing, the “Escrow Account”) on or prior to the Closing Date and (b) Tenant or any other member of the SHC Group shall incur out-of-pocket costs (“Reimbursable Costs”) in connection with the remediation of any of the related Deferred Maintenance and Environmental Conditions (as defined in the form of Loan Agreement contemplated by the Financing) or any such Deferred Maintenance and Environmental Conditions are otherwise remediated without exhaustion of the Escrow Account, then in either case, upon request of SHC from time to time, Seritage shall request disbursement from the Escrow Account funds sufficient to reimburse SHC for the Reimbursable Costs or the unexhausted balance of the Escrow Account; provided that SHC shall have delivered to Seritage all of the documentation required under the Loan Agreement contemplated by the Financing to obtain such disbursement.

ARTICLE IV

DISPUTE RESOLUTION

4.1 Disputes. Except as otherwise specifically provided in any Ancillary Agreement (the terms of which, to the extent so provided therein, shall govern the resolution of “Disputes” as that term or any similar term is defined in the Ancillary Agreements), the procedures for discussion, negotiation and arbitration set forth in this Article IV shall apply to all disputes, controversies or claims (whether arising in contract, tort or otherwise) that may arise out of, relate to, arise under or in connection with, this Agreement or any Ancillary Agreement, or the transactions contemplated hereby or thereby (including, all actions taken in furtherance of the transactions contemplated hereby or thereby on or prior to the Closing Date), between or among any member of the SHC Group and any member of the Seritage Group (collectively, “Disputes”).

4.2 Dispute Resolution.

(a) On the Distribution Date, the parties shall form a committee (the “Dispute Resolution Committee”) that shall attempt to resolve all Disputes. The Dispute Resolution Committee shall initially consist of four (4) representatives, two (2) of which shall be designated by each party, and each of whom shall be a senior officer of SHC or Seritage, as applicable. Each party may replace one or more of its representatives at any time upon written notice to the other party. A reasonable number of additional representatives of each party who have been involved with matters surrounding the Dispute may also participate in Dispute Resolution Committee meetings, subject to prior written notice being provided to the other party.

(b) If a Dispute arises, no party may take any formal legal action (such as seeking to terminate this Agreement, seeking arbitration in accordance with Section 4.3, or instituting or seeking any judicial or other legal action, relief, or remedy with respect to or arising out of this Agreement) unless such party has first (i) delivered a notice of dispute (the “Dispute Notice”) to all of the members of the Dispute Resolution Committee and (ii) complied with the terms of this Article IV; provided, however, that the foregoing shall not apply to any Disputes with respect to compliance with obligations relating to confidentiality or preservation of privilege. The Dispute Resolution Committee shall meet no later than the tenth (10th) Business Day following delivery of the Dispute Notice (the “Dispute Meeting”) and shall attempt to resolve each Dispute that is listed on the Dispute Notice. Each party shall cause its designees on the Dispute Resolution Committee to negotiate in Good Faith to resolve all Disputes in a timely manner. If by the end of the twentieth (20th) Business Day following the Dispute Meeting the Dispute Resolution Committee has not resolved all of the Disputes, the parties shall proceed to arbitrate the unresolved Disputes in accordance with Section 4.3.

4.3 Arbitration of Unresolved Disputes.

(a) Except as provided in the Master Lease, in the event any Dispute is not finally resolved pursuant to Section 4.2(a), and unless the parties have mutually agreed to mediate or use some other form of alternative dispute resolution in an attempt to resolve the Dispute, then such Dispute may be submitted to be finally resolved by binding arbitration pursuant to the AAA Commercial Arbitration Rules as then in effect.

(b) Without waiving its rights to any remedy under this Agreement and without first complying with the provisions of Section 4.2(a), either party may seek any interim or provisional relief that is necessary to protect the rights or property of that party either (i) before any federal or state court located in Cook County, Illinois, (ii) before a special arbitrator, as provided for under the AAA Commercial Arbitration Rules, or (iii) before the arbitral tribunal established hereunder.

(c) Unless otherwise agreed by the parties in writing, any Dispute to be decided in arbitration hereunder shall be decided (i) before a sole arbitrator if the amount in dispute, inclusive of all claims and counterclaims, totals less than $3 million; or (ii) by an arbitral tribunal of three (3) arbitrators if (A) the amount in dispute, inclusive of all claims and counterclaims, is equal to or greater than $3 million or (B) either party elects in writing to have such dispute decided by three (3) arbitrators when one of the parties believes, in its sole judgment, the issue could have significant precedential value; provided, however, that the party that makes a request referred to the in foregoing clause (B) shall solely bear the increased costs and expenses associated with a panel of three (3) arbitrators (i.e., the additional costs and expenses associated with the two (2) additional arbitrators).

(d) If the arbitration shall be before an arbitral tribunal of three (3) arbitrators, the panel of three (3) arbitrators shall be chosen as follows: (i) upon the written demand of either party and within ten (10) Business Days from the date of receipt of such demand, each party shall name an arbitrator selected by such party in its sole and absolute discretion, and (ii) the two (2) party-appointed arbitrators shall thereafter, within twenty (20) Business Days from the date on which the second of the two (2) arbitrators was named, name a third, independent arbitrator who shall act as chairperson of the arbitral tribunal. In the event that either party fails to name an arbitrator within ten (10) Business Days from the date of receipt of a written demand to do so, then upon written application by either party, that arbitrator shall be appointed pursuant to the AAA Commercial Arbitration Rules. In the event that the two (2) party-appointed arbitrators fail to appoint the third, independent arbitrator within twenty (20) Business Days from the date on which the second of the two (2) arbitrators was named, then upon written application by either party, the third, independent arbitrator shall be appointed pursuant to AAA Commercial Arbitration Rules. If the arbitration shall be before a sole independent arbitrator, then the sole independent arbitrator shall be appointed by agreement of the parties within fifteen (15) Business Days from the date of receipt of written demand of either party. If the parties cannot agree to a sole independent arbitrator, then upon written application by either party, the sole independent arbitrator shall be appointed pursuant to AAA Commercial Arbitration Rules. If the parties have agreed upon a single arbitrator, then each party shall have a one-time right during such arbitration to remove such arbitrator for any reason (in which case the parties shall then re-select their arbitrator(s) as provided above).

(e) All arbitrators selected pursuant to this Section 4.3 shall be practicing attorneys with at least five (5) years’ experience with the technology and/or Law applicable to the technology, services or transactions relevant to the Dispute.

(f) The place of arbitration shall be Cook County, Illinois. Along with the arbitrator(s) appointed, the parties shall agree to a mutually convenient date and time to conduct the arbitration, but in no event shall the final hearing(s) be scheduled more than nine (9) months from submission of the Dispute to arbitration unless the parties agree otherwise in writing.

(g) The arbitral tribunal shall have the right to award, on an interim basis, or include in the final award, any relief that it deems proper in the circumstances, including money damages (with interest on unpaid amounts from the due date), injunctive relief (including specific performance) and only to the extent expressly permitted by Section 4.3(m), attorneys’ fees and costs; provided that the arbitral tribunal shall not award any relief not specifically requested by the parties and, in any event, shall not award any damages of the types prohibited under Section 10.1. Upon constitution of the arbitral tribunal following any grant of interim relief by a special arbitrator or court pursuant to Section 4.3(b), the tribunal may affirm or disaffirm that relief, and the parties shall seek modification or rescission of the order entered by the special arbitrator or court as necessary to accord with the tribunal’s decision.

(h) Neither party shall be bound by Rule 13 of the Federal Rules of Civil Procedure or any analogous Law or provision in the AAA Commercial Arbitration Rules governing deadlines for compulsory counterclaims; rather, each party may only bring a counterclaim within sixty (60) days after the initial submission of the Dispute to arbitration (subject to any applicable statutes of limitation).

(i) So long as either party has a timely claim to assert, the agreement to arbitrate Disputes set forth in this Section 4.3 shall continue in full force and effect subsequent to, and notwithstanding the completion, expiration or termination of, this Agreement.

(j) The interim or final award in an arbitration pursuant to this Section 4.3 shall be conclusive and binding upon the parties, and a party obtaining a final award may enter judgment upon such award in any court of competent jurisdiction.

(k) It is the intent of the parties that the agreement to arbitrate Disputes set forth in this Section 4.3 shall be interpreted and applied broadly such that all reasonable doubts as to arbitrability of a Dispute shall be decided in favor of arbitration.

(l) The parties agree that any Dispute submitted to arbitration shall be governed by, and construed and interpreted in accordance with the Laws of the State of Illinois, as provided in Section 10.11, and, except as otherwise provided in this Article IV or mutually agreed to in writing by the parties, the Federal Arbitration Act, 9 U.S.C. §§ 1 et seq., shall govern any arbitration between the parties pursuant to this Section 4.3.

(m) Subject to Section 4.3(c)(ii)(B), each party shall bear its own fees, costs and expenses and shall bear an equal share of the costs and expenses of the arbitration, including the fees, costs and expenses of the three (3) arbitrators; provided that the arbitral tribunal may award the prevailing party its reasonable fees and expenses (including attorneys’ fees), if it finds that there was no good-faith basis for the position taken by the other party in the arbitration.

4.4 Continuity of Service and Performance. Unless otherwise agreed in writing, the parties shall continue to provide undisputed services and honor all other undisputed commitments under this Agreement and each Ancillary Agreement during the course of dispute resolution pursuant to the provisions of this Article IV.

ARTICLE V

MUTUAL RELEASES; INDEMNIFICATION

5.1 Release of Pre-Closing Date Claims.

(a) Except as provided in Section 5.1(c) and in this Section 5.1(a), effective as of the Closing Date, Seritage does hereby, for itself and each other member of the Seritage Group, their respective Affiliates, successors and assigns, and all Persons who at any time on or prior to the Closing Date have been stockholders, directors, officers, agents or employees of any member of the Seritage Group and their respective heirs, executors, administrators, successors and assigns (in each case, in their respective capacities as such), remise, release and forever discharge SHC and the other members of the SHC Group, their respective Affiliates, and all Persons who at any time on or prior to the Closing Date have been stockholders, directors, officers, agents or employees of any member of the SHC Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Closing Date, including in connection with the transactions and all other activities to implement the Transaction except that, in no event shall the foregoing effect a release of the SHC Group or any other Person from any Liabilities for any willful or intentional misconduct or fraud.

(b) Except as provided in Section 5.1(c) and in this Section 5.1(b), effective as of the Closing Date, SHC does hereby, for itself and each other member of the SHC Group, their respective Affiliates, and all Persons who at any time on or prior to the Closing Date have been stockholders, directors, officers, agents or employees of any member of the SHC Group and their respective heirs, executors, administrators, successors and assigns (in each case, in their respective capacities as such), remise, release and forever discharge Seritage, the other members of the Seritage Group, their respective Affiliates, and all Persons who at any time on or prior to the Closing Date have been stockholders, directors, officers, agents or employees of any member of the Seritage Group (in each case, in their respective capacities as such), and their respective heirs, executors, administrators, successors and assigns, from any and all Liabilities whatsoever, whether at law or in equity (including any right of contribution), whether arising under any contract or agreement, by operation of law or otherwise, existing or arising from any acts or events occurring or failing to occur or alleged to have occurred or to have failed to occur or any conditions existing or alleged to have existed at or before the Closing Date, including in connection with the transactions and all other activities to implement the Transaction, except that, in no event shall the foregoing effect a release of the Seritage Group or any other Person from any Liabilities for any willful or intentional misconduct or fraud.

(c) Nothing contained in Section 5.1(a) or (b) shall impair any right of any Person to enforce this Agreement or any Ancillary Agreement, in each case in accordance with its terms. Nothing contained in Section 5.1(a) or (b) shall release any Person from any obligations set forth in Sections 3.4 through 3.6 or from:

(i) any Liability, contingent or otherwise, assumed, transferred, assigned or allocated to the Group of which such Person is a member in accordance with, or any other Liability of any member of any Group under, this Agreement or any Ancillary Agreement;

(ii) any Liability provided in or resulting from any other agreement or understanding that is entered into on or after the Closing Date between one party (or a member of such party’s Group), on the one hand, and the other party (or a member of such party’s Group), on the other hand;

(iii) any Liability that the parties may have with respect to indemnification or contribution pursuant to this Agreement or any Ancillary Agreement;

(iv) any Liability the release of which would result in the release of any Person not otherwise intended to be released pursuant to this Section 5.1; or

(v) any obligation existing prior to the Closing Date of any member of a Group to indemnify any Person who has been a director, officer, employee, agent or other representative of any member of the Group at any time on or prior to the Closing Date.

(d) Seritage shall not make, and shall not permit any other member of the Seritage Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification, against SHC or any other member of the SHC Group, or any other Person released pursuant to Section 5.1(a), with respect to any Liabilities released pursuant to Section 5.1(a), subject to the provisions of Section 5.1(c). SHC shall not make, and shall not permit any other member of the SHC Group to make, any claim or demand, or commence any Action asserting any claim or demand, including any claim of contribution or any indemnification against Seritage or any other member of the Seritage Group, or any other Person released pursuant to Section 5.1(b), with respect to any Liabilities released pursuant to Section 5.1(b), subject to the provisions of Section 5.1(c).

(e) It is the intent of each of SHC and Seritage, by virtue of the provisions of this Section 5.1, to provide for a full and complete release and discharge of all Liabilities existing or arising from all acts and events occurring or failing to occur or alleged to have occurred or to have failed to occur and all conditions existing or alleged to have existed on or before the Closing Date, between or among Seritage or any other member of the Seritage Group, on the one hand, and SHC or any other member of the Seritage Group, on the other hand (including any contractual agreements or arrangements existing or alleged to exist between or among any such members on or before the Closing Date), except as otherwise set forth in this Section 5.1. At any time, at the request of the other party, each party shall, no later than the fifth (5th) Business Day following the receipt of such request, cause each member of its respective Group to execute and deliver releases reflecting the provisions hereof.

5.2 Indemnification by Seritage. Except as provided in Section 5.1, following the Closing Date and subject to Section 10.1 and without duplication of any indemnification in any Ancillary Agreement, Seritage shall, and shall cause the members of the Seritage Group (other than any such member which is prohibited from providing such indemnity pursuant to the terms of any financing incurred by Seritage in connection with the transactions contemplated herein) to, indemnify, defend and hold harmless each member of the SHC Group and its Affiliates, and each of their respective current or former directors, officers, employees, agents, and each of the heirs, executors, administrators, successors and assigns of any of the foregoing (each, a “SHC Indemnitee”), from and against all Liabilities actually incurred or suffered by the SHC Indemnitee relating to, arising out of or resulting from one or more of the following:

(a) each breach by Seritage or any member of the Seritage Group of this Agreement or any Ancillary Agreement, including any representation, warranty or covenant set forth therein;

(b) other than those Liabilities indemnified pursuant to Section 5.3, any Liability whether direct or indirect, known or unknown, foreseen or unforeseen, that may arise on account of or in any way be connected with the Land, Improvements or Intangibles, including, the physical, environmental and structural condition of any Transferred Property or any Law or regulation applicable thereto, including any claim or matter (regardless of when it first appeared) relating to or arising from (i) any non-compliance with Environmental Law or with Governmental Approvals required by Environmental Law, including the presence of any environmental problems, (ii) the use, spilling, leaking, emitting, injecting, escaping, abandoning, dumping, presence, storage, release, threatened release, discharge, migration of or exposure to Hazardous Substances on, in, under, from or around any Land or Improvements regardless of when such Hazardous Substances were first introduced in, on or about such Land, Improvements or Intangibles (any matters described in (i) and (ii) collectively, “Environmental Problems”), (iii) any patent or latent defects or deficiencies with respect to any Land, Improvements or Intangibles, (iv) any REAs or any other instruments or agreements (A) pertaining to the Land, Improvements or Intangibles or (B) otherwise assigned to or assumed by a member of the Seritage Growth under this Agreement or any Ancillary Agreement, and (v) any and all matters related to any Land, Improvements or Intangibles or any portion thereof, including the condition and/or operation of any Land, Improvements or Intangibles and each part thereof in each case provided in this Section 5.2(b), solely, to the extent arising out of or resulting from any action or failure to act by a member of the Seritage Group (or its Related Users (as such term is defined in the Master Lease), vendors, invitees and tenants that are not members of the SHC Group) following the Closing Date;

(c) any direct or indirect guarantee, indemnification or contribution obligation, surety bond or other credit support agreement, arrangement, commitment or understanding for the benefit of any member of the Seritage Group by any member of the SHC Group that survives the Closing Date, other than with respect to or in connection with this Agreement or any Ancillary Agreements; and

(d) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to all Information contained in the Form S-11 (as amended or supplemented), other than with respect to the matters described in Section 5.3(b).

5.3 Indemnification by SHC. Following the Closing Date and subject to Section 10.1 and without duplication of any indemnification in any Ancillary Agreement, SHC shall, and shall cause the members of the SHC Group to, indemnify, defend and hold harmless each member of the Seritage Group and its Affiliates, and each of their respective current or former directors, officers, employees, agents, and each of the heirs, executors, administrators, successors and assigns of any of the foregoing (each, a “Seritage Indemnitee”), from and against any and all Liabilities arising out of or resulting from any of the following:

(a) each breach by SHC or any member of the SHC Group of this Agreement or any Ancillary Agreement, including any representation, warranty or covenant set forth therein;

(b) any Retail Operations Claims;

(c) any Environmental Problems to the extent they (i) exist as of the Closing Date and/or (ii) are caused by Tenant or any of Tenant’s Related Users (as such term is defined in the Master Lease), and in any case become known or disclosed at any time during the Term of the Master Lease or after the expiration or termination of the Master Lease; and

(d) any untrue statement or alleged untrue statement of a material fact or omission or alleged omission to state a material fact required to be stated therein or necessary to make the statements therein not misleading, with respect to statements made explicitly in SHC’s or another member of the SHC Group’s name in the Form S-11 (as amended or supplemented).

5.4 Adjustments to Indemnification Obligations.

(a) The parties intend that each Liability subject to indemnification, contribution or reimbursement pursuant hereto shall be net of (i) all Insurance Proceeds, and (ii) all recoveries, judgments, settlements, contribution, indemnities and other amounts received (including by way of set-off) from all Third Parties, in each case that actually reduce the amount of, or are paid to the applicable indemnitee in respect of, such Liability (“Third-Party Proceeds”). Accordingly, the amount that a party (each, an “Indemnifying Party”) is required to pay to each Person entitled to indemnification hereunder (each an “Indemnitee”) shall be reduced by all Insurance Proceeds and Third-Party Proceeds received by or on behalf of the Indemnitee in respect of the relevant Liability; provided, however, that all amounts described in Section 5.2 or 5.3 that are incurred by an Indemnitee shall be paid promptly by the Indemnifying Party and shall not be delayed pending any determination as to the availability of Insurance Proceeds or Third-Party Proceeds; provided, further, that upon such payment by or on behalf of an Indemnifying Party to an Indemnitee in connection with a Third-Party Claim, to the extent permitted by applicable Laws such Indemnitee shall assign its rights to recover all Insurance Proceeds and Third-Party Proceeds to the Indemnifying Party and such Indemnifying Party shall be subrogated to and shall stand in the place of such Indemnitee as to all events and circumstances in respect of which such Indemnitee may have with respect to all rights, defenses, and claims relating to such Third-Party Claim. If, notwithstanding the second proviso in the preceding sentence, an Indemnitee receives a payment required to be made under this Section 5.4(a) (an “Indemnity Payment”) from an Indemnifying Party in respect of a Liability and subsequently receives Insurance Proceeds or Third-Party Proceeds in respect of such Liability, then the Indemnitee shall pay to the Indemnifying Party an amount equal to the excess of the amount paid by the

Indemnifying Party over the amount that would have been due if such Insurance Proceeds and Third-Party Proceeds had been received before the Indemnity Payment was made. Each member of the SHC Group and each member of the Seritage Group shall use commercially reasonable efforts to seek to collect or recover all Insurance Proceeds and all Third-Party Proceeds to which such Person is entitled in respect of a Liability for which such Person seeks indemnification pursuant to this Article V; provided, however, that such Person’s inability to collect or recover any such Insurance Proceeds or Third-Party Proceeds shall not limit the Indemnifying Party’s obligations hereunder.

(b) An insurer that would otherwise be obligated to pay a claim shall not be relieved of the responsibility with respect thereto or, solely by virtue of the indemnification provisions hereof, have any subrogation rights with respect thereto, it being expressly understood and agreed that no insurer or other third party shall be entitled to a “windfall” (i.e., a benefit it would not have been entitled to receive in the absence of the indemnification provisions hereof) by virtue of the indemnification provisions hereof.

5.5 Contribution. If the indemnification provided for in this Article V is unavailable to, or insufficient to hold harmless, an Indemnitee in respect of a Liability for which indemnification is provided for herein then each Indemnifying Party shall, in lieu of indemnifying such Indemnitee, contribute to the amount paid or payable by such Indemnitee as a result of such Liability, in such proportion as shall be sufficient to place the Indemnitee in the same position as if such Indemnitee were indemnified hereunder. If the contribution provided for in the previous sentence shall, for any reason, be unavailable or insufficient to put the Indemnitee in the same position as if it were indemnified under Section 5.2 or 5.3, as the case may be, then the Indemnifying Party shall contribute to the amount paid or payable by such Indemnitee as a result of such Liability, in such proportion as shall be appropriate to reflect the relative benefits received by and the relative fault of the Indemnifying Party on the one hand and the Indemnitee on the other hand with respect to the matter giving rise to the Liability.

5.6 Procedures for Indemnification of Direct Claims. Each claim for indemnification made directly by the Indemnitee against the Indemnifying Party that does not result from a Third-Party Claim shall be asserted by written notice from the Indemnitee to the Indemnifying Party specifically claiming indemnification hereunder, which notice shall state the amount claimed, if known, and method of computation thereof, and shall contain a reference to the provisions of this Agreement or the applicable Ancillary Agreement in respect of which such right of indemnification is claimed by such Indemnitee. Such Indemnifying Party shall have a period of thirty (30) days after the receipt of such notice within which to respond thereto. If such Indemnifying Party does not respond within such thirty (30)-day period, such Indemnifying Party shall be deemed to have accepted responsibility for the indemnification sought and shall have no further right to contest the validity of such claim. If such Indemnifying Party does respond within such thirty (30) day period and rejects such claim in whole or in part, such Indemnitee shall be free to pursue resolution as provided in Article IV. Subject to Article VII, the Indemnitee shall make available to the Indemnifying Party all witnesses, all pertinent records, all materials, and all Information in the Indemnitee’s possession or under its control reasonably requested by the Indemnifying Party relating to a claim made pursuant to this Section 5.6.

5.7 Procedures for Indemnification of Third-Party Claims.

(a) If an Indemnitee shall receive notice of the assertion of a claim, or commencement of an Action, by a Third Party against it (each, a “Third-Party Claim”) that may give rise to a claim for indemnification pursuant to this Agreement, within thirty (30) days of the receipt of such notice, the Indemnitee shall give the Indemnifying Party notice of such Third-Party Claim, which notice shall describe such Third-Party Claim in reasonable detail; provided, however, that the failure to provide such notice as provided in this Section 5.7 shall not release the Indemnifying Party from any of its obligations under this Section 5.7(a), except to the extent such Indemnifying Party is actually prejudiced by such failure to give notice.

(b) Each Indemnifying Party shall be entitled (but shall not be required) to assume and control the defense of each Third-Party Claim at its expense and through counsel of its choice that is reasonably acceptable to the Indemnitee if it gives notice of its intention to do so to the Indemnitee within thirty (30) days of the receipt of notice from the Indemnitee in accordance with Section 5.7(a); provided, however, that the Indemnifying Party shall not, without the prior written consent of the Indemnitee, settle, compromise or offer to settle or compromise such Third-Party Claim; provided, further, that such Indemnitee shall not withhold such consent if the settlement or compromise (i) contains no finding or admission of a violation of applicable Law or a violation of the rights of a Person by the Indemnitee or any of its Affiliates, (ii) contains no finding or admission that would have an adverse effect on the Indemnitee or any of its Affiliates as determined by the Indemnitee in Good Faith, (iii) involves only monetary relief which the Indemnifying Party has agreed to pay and does not contain an injunction or other non-monetary relief affecting the Indemnitee or any of its Affiliates, and (iv) includes a full, irrevocable unconditional release of the Indemnitee from such Third-Party Claim.

(c) If the Indemnifying Party elects to undertake the defense against a Third-Party Claim as provided by

Section 5.7(b), the Indemnitee shall cooperate with the Indemnifying Party with respect to such defense and shall have the right, but not the obligation, to participate in such defense and to employ separate counsel of its choosing at its own expense; provided, however, that such expense shall be the responsibility of the Indemnifying Party if (i) the Indemnifying Party and the Indemnitee are both named parties to the proceedings and the Indemnitee shall have reasonably concluded that representation of both parties by the same counsel would be inappropriate due to actual or potential conflicts of interest (in which case the Indemnifying Party shall not be responsible for expenses in respect of more than one counsel for the Indemnitee in any single jurisdiction), or (ii) the Indemnitee assumes the defense of the Third-Party Claim after the Indemnifying Party has failed, in the reasonable judgment of the Indemnitee, to diligently defend the Third-Party Claim after having elected to assume its defense.

(d) If the Indemnifying Party (i) does not elect to assume the defense in accordance with Section 5.7(b), or (ii) after assuming the defense of a Third-Party Claim, fails to take reasonable steps necessary to defend diligently such Third-Party Claim within ten (10) days after receiving written notice from the Indemnitee to the effect that the Indemnifying Party has so failed, the Indemnitee shall have the right but not the obligation to assume its own defense; provided, however, that the Indemnitee shall not settle or compromise such Third-Party Claim without the consent of the Indemnifying Party, which consent shall not be unreasonably withheld. For the avoidance of doubt, the Indemnitee’s right to indemnification for a Third-Party Claim shall not be adversely affected by assuming the defense of such Third-Party Claim.

(e) Subject to Article VII, the Indemnitee and the Indemnifying Party shall reasonably cooperate in the defense of a Third-Party Claim including by (i) making available all witnesses, all pertinent records, all materials, and all Information in each other’s possession or under each other’s control relating to the Third-Party Claim, (ii) assisting with litigation defense strategy, investigations, discovery preparation, trial preparation, and similar activities with respect to the Third-Party Claim, and (iii) using commercially reasonable efforts to avoid taking any action, or omitting to take any action, that would materially and adversely prejudice each other’s defense of, or actual or potential rights of recovery with respect to, the Third-Party Claim. The Indemnifying Party shall have no obligation in accordance with this Section 5.7(e) to an Indemnitee for any Third-Party Claim to the extent such Indemnitee fails to comply with this Section 5.7(e) with respect to the Third-Party Claim and such failure shall have materially and adversely prejudiced the Indemnifying Party.

5.8 Remedies Cumulative. The remedies provided in this Article V shall be cumulative and, subject to the provisions of

5.7(e), shall not preclude assertion by any Indemnitee of any other rights or the seeking of any and all other remedies against any Indemnifying Party.

5.9 Survival of Indemnities. The rights and obligations of each of SHC and Seritage and their respective Indemnified Parties under this Article V shall survive (a) the sale or other transfer by any member of either party’s Group of any assets or businesses or the assignment by it of any Liabilities and (b) any merger, consolidation, business combination, sale of all or substantially all of its assets, restructuring, recapitalization, reorganization or similar transaction involving any member of either party’s Group, subject to the provisions of Section 10.9.

5.10 No Impairment of Insurance Claims. Without limiting Section 6.2(b), if any Liabilities are or would otherwise be covered by insurance as of the Closing Date absent this Agreement, no provision of this Article 5 or any other provision of this Agreement shall be deemed to prejudice, impair, reduce, offset, negate or otherwise adversely affect such insurance coverage in effect immediately prior to the Closing; and any Indemnifying Party shall succeed to and be entitled to enforce and enjoy all rights of the covered party with respect to such insurance coverage, and such covered party hereby assigns all such coverage and rights to the Indemnifying Party.

5.11 Right of Offset. The members of each of the Seritage Group and the SHC Group shall each be entitled to offset any payments required to be made under this Agreement against any amounts owed to the SHC Group or the Seritage Group, as applicable, under this Agreement. Notwithstanding the foregoing, the parties expressly agree that no amount payable hereunder shall be offset against an amount owing under the Master Lease.

5.12 Treatment of Certain Payments. All indemnification payments made pursuant to this Agreement and all payments made pursuant to Section 3.5 shall be treated as adjustments to the Purchase Price for all tax purposes except as otherwise required pursuant to a “determination” within the meaning of Section 1313(a) of the Internal Revenue Code of 1986, as amended (or any similar provision of state, local or foreign law).

ARTICLE VI

INSURANCE MATTERS

6.1 Insurance Matters.

(a) If not obtained prior to the Closing Date, then within 60 days after the Closing Date, Seritage shall obtain appropriate insurance policies for itself and the Seritage Group covering those risks that, prior to the Closing Date, were jointly insured with the members of the SHC Group. In no event shall SHC, any other member of the SHC Group or any SHC Indemnitee have any Liability or obligation whatsoever to any member of the Seritage Group in the event that any insurance policy or other contract or policy of insurance shall be terminated or otherwise cease to be in effect for any reason, shall be unavailable or inadequate to cover any Liability of any member of the Seritage Group for any reason whatsoever or shall not be renewed or extended beyond the current expiration date. Seritage does hereby, for itself and each other member of the Seritage Group, agree that no member of the SHC Group or any SHC Indemnitee shall have any liability whatsoever as a result of the insurance policies and practices of SHC and its Affiliates as in effect at any time prior to the Closing Date, including as a result of the level or scope of any such insurance, the creditworthiness of any insurance carrier, the terms and conditions of any policy, the adequacy or timeliness of any notice to any insurance carrier with respect to any claim or potential claim or otherwise, any professional or other advice with respect to the initial policies for Seritage, any handling of claims for Seritage, or any oversight or advice with respect to risk management or other insurance-related issues; provided that this Section 6.1(a) shall not negate SHC’s agreement under Section 6.1(b).

(b) SHC agrees to use its commercially reasonable efforts to cause (and, without limitation of the foregoing, to the extent within its control as to self-insurance programs, shall cause) the interests and rights of Seritage and the other members of the Seritage Group as of the Closing Date as insureds or beneficiaries or in any other capacity under occurrence-based insurance policies and programs (and under claims-made policies and programs to the extent a claim has been submitted prior to the Closing Date) of SHC or any other member of the SHC Group in respect of the period prior to the Closing Date to survive the Closing Date for the period for which such interests and rights would have survived without regard to the transactions contemplated hereby to the extent permitted by such policies; and any proceeds received by SHC or any other member of the SHC Group after the Closing Date under such policies and programs in respect of Seritage and the other members of the Seritage Group (other than in respect of amounts previously paid to Seritage and the other members of the Seritage Group) shall be for the benefit of Seritage and such other members of the Seritage Group; provided, that the interests and rights of Seritage and the other members of the Seritage Group shall be subject to the terms and conditions of such insurance policies and programs, including any limits on coverage or scope, any deductibles and other fees and expenses and SHC’s allocation of the cost of claims to its business units, for this purpose including Seritage, according to its allocation program in effect as of the Closing Date, and shall be subject to the following additional conditions:

(i) Seritage shall report, on behalf of itself and the other members of the Seritage Group, as promptly as practicable, claims to SHC’s Vice President for Risk Management and the Deputy General Counsel of Litigation (or such other individuals as SHC may designate in writing) and otherwise in accordance with SHC’s claim reporting procedures in effect immediately prior to the Closing Date (or in accordance with any modifications to such procedures after the Closing Date communicated by SHC to Seritage in writing);

(ii) Seritage and the other members of the Seritage Group shall indemnify, hold harmless and reimburse SHC and the other members of the SHC Group for any premiums, retrospectively rated premiums, defense costs, settlements, judgments, legal fees, indemnity payments, deductibles, retentions, claim expenses and claim handling fees or other charges allocated to the members of the Seritage Group pursuant to the allocation program maintained by SHC in effect as of the Closing Date, whether such underlying claims are made by a member of the Seritage Group, its employees or a Third Party;

(iii) Seritage shall, and shall cause the other members of the Seritage Group to, cooperate with and assist SHC and the other members of the SHC Group and share such Information as is reasonably necessary in order to permit SHC and the other members of the SHC Group to manage and conduct the insurance matters contemplated by this Article VI, including, without limitation, the production of witnesses in accordance with Section 7.4; and

(iv) Seritage shall exclusively bear (and neither SHC nor any other member of the SHC Group shall have any obligation to repay or reimburse Seritage or any other member of the Seritage Group for) and shall be liable for all uninsured, uncovered, unavailable or uncollectible amounts of all such claims made by Seritage or any other member of the Seritage Group under the policies as provided for in this Section 6.1(b). In the event an insurance policy aggregate is exhausted, or believed likely to be exhausted, due to noticed claims, the members of the Seritage Group, on the one hand, and the members of the SHC Group, on the other hand, shall be responsible for their pro rata portion of the reinstatement premium, if any, based upon the losses of such Group submitted to SHC’s insurance carrier(s) (including any submissions prior to the Closing Date). To the extent that either Group is allocated more than its pro rata portion of such premium due to the timing of losses submitted to SHC’s insurance carrier(s), the other party shall promptly pay the first party an amount so that each Group has been properly allocated its pro rata portion of the reinstatement premium. Subject to the following sentence, SHC may elect not to reinstate the policy aggregate. In the event that SHC elects not to reinstate the policy aggregate, it shall provide prompt written notice to Seritage, and Seritage may direct SHC in writing to, and SHC shall, in such case, reinstate the policy aggregate in which case the policy aggregate shall accrue solely to Seritage’s benefit; provided, that Seritage shall be responsible for all reinstatement premiums and other costs associated with such reinstatement; provided, further, that SHC shall have the right to pay its pro rata portion of the reinstatement premium and receive the pro rata benefit of the policy aggregate.

In the event that any member of the Seritage Group incurs any losses, damages or Liability prior to or in respect of the period prior to the Closing Date for which such member of the Seritage Group is entitled to coverage under Seritage’s third-party insurance policies, the same process pursuant to this Section 6.1(b) shall apply, substituting “SHC” for “Seritage” and “Seritage” for “SHC.”

(c) Except as provided in Section 6.1(b), from and after the Closing Date, neither Seritage nor any other member of the Seritage Group shall have any rights to or under any of the insurance policies of SHC or any other member of the SHC Group.

(d) Neither Seritage nor any other member of the Seritage Group, in connection with making a claim under any insurance policy of SHC or any other member of the SHC Group pursuant to this Section 6.1, shall take any action that would be reasonably likely to (i) have an adverse impact on the then-current relationship between SHC or any other member of the SHC Group, on the one hand, and the applicable insurance company, on the other hand, (ii) result in the applicable insurance company terminating or reducing coverage, or increasing the amount of any premium owed by SHC or any other member of the SHC Group under the applicable insurance policy or (iii) otherwise compromise, jeopardize or interfere with the rights of SHC or any other member of the SHC Group under the applicable insurance policy.

(e) Subject to Section 6.1(b), and subject to the provisions of any Ancillary Agreements, SHC and the other members of the SHC Group shall retain the exclusive right to control their insurance policies and programs, including the right to defend, exhaust, settle, release, commute, buy-back or otherwise resolve disputes with respect to any of their insurance policies and programs and to amend, modify or waive any rights under any such insurance policies and programs, notwithstanding whether any such policies or programs apply to any Liabilities Seritage and/or claims Seritage has made or could make in the future, and no member of the Seritage Group shall, without the prior written consent of SHC, erode, exhaust, settle, release, commute, buy-back or otherwise resolve disputes with insurers of SHC or other members of the SHC Group with respect to any of the insurance policies and programs of the members of the SHC Group, or amend, modify or waive any rights under any such insurance policies and programs. Neither SHC nor any other member of the SHC Group shall have any obligation to secure extended reporting for any claims under any of the insurance policies and programs of SHC or other members of the SHC Group for any acts or omissions by any member of the Seritage Group incurred prior to the Closing Date.

(f) This Agreement is not intended as an attempted assignment of any policy of insurance or as a contract of insurance and shall not be construed to waive any right or remedy of any member of the Seritage Group in respect of any insurance policy or any other contract or policy of insurance.

(g) Nothing in this Agreement shall be deemed to obligate SHC or any other member of the SHC Group to obtain or maintain credit insurance coverage to cover any Liabilities of members of the Seritage Group that may at any time arise under any insurance coverage for any member of the Seritage Group.

(h) Nothing in this Agreement shall be deemed to restrict any member of the Seritage Group from acquiring at its own expense any insurance policy in respect of any Liabilities or covering any period.

6.2 Miscellaneous.

(a) Each of the parties intends by this Agreement that a Third-Party, including a third-party insurer or reinsurer, or other Third Party that, in the absence of the Agreement would otherwise be obligated to pay any claim or satisfy any indemnity or other obligation, shall not be relieved of the responsibility with respect thereto and shall not be entitled to a “windfall” (i.e., avoidance of the obligation that such Person would have in the absence of this Agreement). To the extent that any such Person would receive such a windfall, SHC and Seritage shall negotiate in Good Faith concerning an amendment of this Agreement to avoid such a windfall.

(b) This Article 6 shall in all respects be subject to Section 5.10.

ARTICLE VII

CONFIDENTIALITY; EXCHANGE OF INFORMATION

7.1 Agreement for Exchange of Information; Archives.

(a) Except in the case of an Action or threatened Action by either party hereto or any Person in such party’s Group against the other party hereto or any Person in its Group, and subject to Section 7.1(b), each party shall provide, or cause to be provided, to the other party or any member of its Group, at any time before or after the Closing, as soon as reasonably practicable after written request therefor, all Information in the possession or under the control of its Group (and access to the Personnel of its Group during normal business hours and upon reasonable notice in connection with the discussion and explanation of such Information), which any member of the other party’s Group reasonably requests and is necessary or reasonably advisable (i) to comply with reporting, disclosure, filing or other requirements under applicable Law or imposed by any national securities exchange or any Governmental Authority having jurisdiction over such Person, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, regulatory, litigation or other similar requirements, (iii) to comply with its obligations under this Agreement or any Ancillary Agreement or (iv) in connection with owning, developing, selling, transferring, leasing, managing and financing any of the Transferred Properties and/or the Transferred Entities. The receiving party shall use any Information received pursuant to this Section 7.1(a) solely to the extent reasonably necessary to satisfy the applicable obligations or requirements described in clause (i), (ii), (iii) or (iv) of the immediately preceding sentence.

(b) Subject to the last sentence of this Section 7.1(b), in the event that either SHC or Seritage, as applicable, reasonably determines that the exchange of any Information pursuant to Section 7.1(a) could be competitively sensitive, violate any applicable Law, agreement or policy (including SHC’s or Seritage’s written privacy policies) or waive or jeopardize any attorney-client privilege or attorney work product protection, such party shall not be required to provide access to or furnish such Information to the other party; provided, however, that the parties shall take all commercially reasonable measures to permit compliance with

Section 7.1(a) in a manner that avoids any such harm or consequence (as reasonably determined by the Group providing the Information). Both SHC and Seritage intend that any provision of access to or the furnishing of Information pursuant to this Section 7.1 that would otherwise be within the ambit of any legal privilege shall not operate as waiver of such privilege.

(c) Each party shall, and shall cause the members of its Group to, use and maintain the Information provided by the other party or member of such other party’s Group in accordance with all applicable privacy and data protection Laws, and shall implement and maintain at all times appropriate measures to protect any personal data against unauthorized or unlawful processing and accidental loss, destruction, damage, alteration and disclosure.

(d) The party requesting Information shall reimburse the other party for the reasonable out-of-pocket costs and expenses, if any, in complying with a request for Information pursuant to this Article VII.

(e) The parties hereto agree that from and after the Closing Date, the Seritage Information shall be owned by Seritage and shall not be owned by any member of the SHC Group for purposes of this Agreement (including without limitation this Article VII) or otherwise. Notwithstanding the foregoing, nothing in this Agreement shall prohibit any member of the SHC Group from using retained Seritage Information as is necessary or reasonably advisable (i) to comply with reporting, disclosure, filing or other requirements under applicable Law or imposed by any national securities exchange or any Governmental Authority having jurisdiction over such Person, (ii) for use in any other judicial, regulatory, administrative or other proceeding or in order to satisfy audit, accounting, regulatory, litigation or other similar requirements or (iii) to comply with its obligations under this Agreement or any Ancillary Agreement.

7.2 Ownership of Information. Except as otherwise provided in this Agreement or an Ancillary Agreement, all Information owned by, and provided by or on behalf of, a Disclosing Party to a Receiving Party shall remain the property of the Disclosing Party and nothing herein shall be construed as granting or conferring rights of license or otherwise in any such Information to the Receiving Party or any other Person.

7.3 Record Retention. To facilitate the possible exchange of Information pursuant to this Article VII and other provisions of this Agreement and the Ancillary Agreements, except as otherwise expressly provided in any Ancillary Agreement, (i) each party shall, and shall cause members of its Group to, use reasonable best efforts to retain all Information (including, with respect to the SHC Group, all Seritage Information) in accordance with their respective record retention policies and procedures as in effect as of the Closing Date and (ii) no party shall destroy, or permit any member of its Group to destroy, any Information which any member of the other Group may have the right to obtain pursuant to this Agreement prior to the later of the period in the applicable retention policy or the fifth (5th) anniversary of the Closing Date without first notifying the other party of the proposed destruction and giving the other party the opportunity to take possession of such Information prior to such destruction.

7.4 Production of Witnesses; Records; Cooperation.

(a) After the Closing Date and subject to Section 7.1(b), but only with respect to a Third-Party Claim, each of SHC and Seritage shall, and shall cause the other members of its Group to, use commercially reasonable efforts to, make available, upon written request, their officers, employees, other Personnel and agents (whether as witnesses or otherwise) and any books, records or other documents within their control or that they otherwise have the ability to make available, to the extent that each such Person (giving consideration to business demands of such officers, employees, other Personnel and agents) or books, records or other documents may reasonably be required in connection with any Action or threatened or contemplated Action (including preparation for such Action) in which SHC or Seritage, as applicable, may from time to time be involved, regardless of whether such Action is a matter with respect to which indemnification may be sought hereunder. The requesting party shall bear all reasonable out-of-pocket costs and expenses in connection therewith.

(b) SHC and Seritage shall use their commercially reasonable efforts to cooperate and consult to the extent reasonably necessary with respect to any Actions or threatened or contemplated Actions involving each other’s Group, other than an Action by one or more members of a Group against one or more members of the other Group.

(c) The obligation of SHC and Seritage to make available directors, officers, employees and other Personnel and agents or provide witnesses and experts pursuant to this Section 7.4 is intended to be interpreted in a manner so as to facilitate cooperation and shall include the obligation to make available Personnel and other officers without regard to whether such individual or the employer of such individual could assert a possible business conflict (subject to the exception set forth in the first sentence of Section 7.4(a)). Without limiting the foregoing, each of SHC and Seritage agrees that neither it nor any Person or Persons in its respective Group shall take any adverse action against any Person of its Group based on such Person’s provision of assistance or Information to the other Group pursuant to this Section 7.4.

(d) Upon the reasonable request of a party, the other party shall, and shall cause all other relevant members of its Group to, enter into a mutually acceptable common interest agreement so as to maintain to the extent practicable any applicable attorney-client privilege or work product immunity of any member of either Group.

7.5 Confidential Information.

(a) Subject to Section 7.6 and the Ancillary Agreements, the Receiving Party, its Affiliates and its and their Personnel shall use Information provided by the Disclosing Party only for the uses permitted under this Agreement and, except as expressly permitted by this Agreement and subject to the first sentence of Section 7.5(b), shall not disclose any such Information.

(b) The Receiving Party shall (i) restrict disclosure of Information provided by the Disclosing Party to its and its Affiliates’ Personnel, in the case of those Personnel, with a need to know such Information for purposes of performing the Receiving Party’s responsibilities or exercising the Receiving Party’s rights under this Agreement, (ii) advise those Personnel of the obligation not to disclose such Information or use such Information in a manner prohibited by this Agreement, (iii) copy such Information only as necessary for those Personnel who need it for performing the Receiving Party’s responsibilities under this Agreement and ensure that confidentiality is maintained in the copying process and (iv) protect such Information, and require those Personnel to protect it, using the same degree of care as the Receiving Party uses with its own Information, but no less than reasonable care. The Receiving Party shall be liable to the Disclosing Party for any unauthorized disclosure or use of such Information by any of its and its Affiliates current or former Personnel in violation of this Section 7.5.

(c) Without limiting the foregoing, when any Information provided by the Disclosing Party is no longer needed for the purposes contemplated by this Agreement, the Receiving Party shall, promptly after request of the Disclosing Party, either return such Information in tangible form (including all copies thereof and all notes, extracts or summaries based thereon) or certify to the Disclosing Party that it has destroyed such Information (other than electronic copies residing in automatic backup systems that are not generally available to the Receiving Party’s Personnel or copies retained to the extent required by applicable Law, regulation or a bona fide document retention policy).

(d) The obligations under this Section 7.5 do not apply to any Information that the Receiving Party can demonstrate (i) was known to the Receiving Party prior to the disclosure thereof to the Receiving Party from the Disclosing Party without any obligation owed to the Disclosing Party or its Affiliates to hold it in confidence, (ii) is disclosed to third parties by the Disclosing Party or its Affiliates without an obligation of confidentiality to the Disclosing Party or its Affiliate, as applicable, (iii) is or becomes available to any member of the public other than by disclosure by the Receiving Party, its Affiliates or its or their Personnel in violation of this Section 7.5, (iv) was or is independently developed by the Receiving Party or its Affiliates or Personnel without use of Information provided by the Disclosing Party, (v) legal counsel’s advice is that such Information is required to be disclosed by applicable Law or the rules and regulations of any applicable Governmental Authority or any stock exchange on which such party’s securities are listed and the Receiving Party has complied with Section 7.6, or (vi) legal counsel’s advice is that such Information is required to be disclosed in response to a valid subpoena or order of a court or other Governmental Authority of competent jurisdiction or other valid legal process and the Receiving Party has complied with Section 7.6. Further, the obligations under this Section 7.5 do not apply to Information delivered pursuant to the Master Lease, confidentiality with respect to which shall be governed by the Master Lease.

7.6 Protective Arrangements. If the Receiving Party determines that the exceptions under Section 7.5(d)(v) or 7.5(d)(vi) apply, the Receiving Party shall give the Disclosing Party, to the extent legally permitted and reasonably practicable, prompt prior notice of such disclosure and an opportunity to contest such disclosure and shall use commercially reasonable efforts to cooperate, at the expense of the Receiving Party, in seeking any reasonable protective arrangements requested by the Disclosing Party. In the event that such appropriate protective order or other remedy is not obtained, the Receiving Party may furnish, or cause to be furnished, only that portion of such Information that the Receiving Party is advised by legal counsel is legally required to be disclosed and shall take commercially reasonable steps to ensure that confidential treatment is accorded such Information.

7.7 Other Agreements Providing for Exchange of Information. The rights and obligations granted or created under this Article VII are subject to any specific limitations, qualifications or additional provisions on the sharing, exchange, retention or confidential treatment of Information set forth in any Ancillary Agreement.

7.8 Privileged Matters. To allocate the interests of each party in the Information as to which either party or any member of their respective Groups is entitled to assert a privilege in connection with professional services that have been provided prior to the Closing Date for the collective benefit of each of the members of the SHC Group and the members of the Seritage Group, whether or not such a privilege exists or the existence of which is in dispute (collectively, “Common Privileges”), the parties agree as follows:

(a) SHC shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged Information which does not relate primarily to the Transferred Properties, whether or not the privileged Information is in the possession of or under the control of members of the SHC Group or members of the Seritage Group. SHC also shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged Information which relates to any pending or future Action that is, or which SHC reasonably anticipates may become, a Liability of SHC or a member of the SHC Group and that is not also, or that SHC reasonably anticipates will not become, a Liability of Seritage or any member of the Seritage Group, whether or not the privileged Information is in the possession of or under the control of members of the SHC Group or members of the Seritage Group.

(b) Subject to Section 7.8(c), Seritage shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged Information which relates primarily to the Transferred Properties, whether or not the privileged Information is in the possession of or under the control of members of the SHC Group or members of the Seritage Group. Seritage also shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged Information which relates to any pending or future Action that is, or which Seritage reasonably anticipates may become, a Liability of Seritage or a member of the Seritage Group and that is not also, or that Seritage reasonably anticipates will not become, a Liability of SHC or any member of the SHC Group, whether or not the privileged Information is in the possession of or under the control of members of the SHC Group or members of the Seritage Group.

(c) SHC shall be entitled, in perpetuity, to control the assertion or waiver of all privileges in connection with privileged Information which relates to the Transaction or the other transactions contemplated thereby, it being understood and agreed that the expectation and intention as between SHC and Seritage with respect to any communications between advisors to SHC and Seritage occurring up to and including the Closing Date in connection with the Transaction and such other transactions are that the privilege and the expectation of client confidence belong exclusively to SHC.

(d) Subject to the restrictions in this Section 7.8, SHC and Seritage agree that they shall have equal right to assert all Common Privileges not allocated pursuant to the terms of Section 7.8(a), 7.8(b) or 7.8(c) (each, a “Shared Privilege”) with respect to Information as to which the a member of either party’s Group may assert a privilege. Each party shall ensure that no member of its Group may waive any Shared Privilege, without the written consent of the other party which shall not be unreasonably withheld or delayed.

(e) In the event of an Action between one or more members of the Seritage Group, on the one hand, and one or more members of the SHC Group, on the other hand, each such Person shall have the right to use any Information that may be subject to a Shared Privilege, without obtaining the consent of the other party, it being understood and agreed that the use of Information with respect to the Action or other dispute between members of the Seritage Group, on the one hand, and members of the SHC Group, on the other hand, shall not operate as or be used by either party as a basis for asserting a waiver of such Shared Privilege with respect to Third Parties.

(f) If a dispute arises between any member of the Seritage Group, on the one hand, and any member of the SHC Group, on the other hand, regarding whether a Shared Privilege should be waived to protect or advance the interest of either party, each party agrees that it shall negotiate in Good Faith and endeavor to minimize any prejudice to the rights of the other party, and shall not unreasonably withhold consent to any request for waiver by the other party.

(g) Upon receipt by either party or by any member of its Group of any subpoena, discovery or other request that arguably calls for the production or disclosure of Information subject to a Shared Privilege or as to which the other party or a member of such other party’s Group has the sole right hereunder to assert a privilege, or if either party obtains knowledge that any current or former directors, officers, agents or employees of any member of its Group have received any subpoena, discovery or other requests that arguably call for the production or disclosure of such privileged Information, such party shall promptly notify the other party of the existence of the request and shall provide the other party a reasonable opportunity to review the Information and to assert any rights it or any member of its Group may have under this Section 7.8 or otherwise to prevent the production or disclosure of such privileged Information. Each party shall bear its own expenses in connection with any such request.

(h) The transfer of all Records and other Information and each party’s retention of Records and other Information that may include privileged Information of the other party pursuant to this Agreement is made in reliance on the agreement of SHC and Seritage, as set forth in this Article VII to maintain the confidentiality of Information provided by a Disclosing Party and to assert and maintain all applicable privileges. The access to Information being granted and the agreement to provide witnesses herein, the furnishing of notices and documents and other cooperative efforts contemplated hereby, and the transfer of privileged Information between and among the parties and members of their respective Groups pursuant hereto shall not be deemed a waiver of any privilege that has been or may be asserted under this Agreement or otherwise.

ARTICLE VIII

FURTHER ASSURANCES AND ADDITIONAL COVENANTS

8.1 Further Assurances.

(a) The parties shall use all reasonable best efforts to take, or cause to be taken, all appropriate action, to do or cause to be done all things necessary, proper or advisable under applicable Law, and to execute and deliver such documents and other papers, as may be required to carry out the provisions of this Agreement and the Ancillary Agreements and to consummate and make effective the transactions contemplated by hereby or thereby, whether before, on or after the Closing Date.

(b) Without limiting the foregoing, prior to, on and after the Closing Date, each party shall reasonably cooperate with the other party, and without any further consideration, but at the expense of the requesting party, to execute and deliver, or use its reasonable best efforts to cause to be executed and delivered, all instruments, including, instruments of conveyance, assignment and transfer, and to make all filings with, and to obtain or make any necessary Approvals or Notifications and obtain all necessary Governmental Approvals, including, under any permit, license, agreement, indenture or other instrument, and to take all such other actions as such party may reasonably be requested to take by the other party from time to time, consistent with the terms of this Agreement, in order to effectuate the provisions and purposes of this Agreement and the Ancillary Agreements and the transactions contemplated hereby and thereby.

8.2 Performance. Each party shall cause to be performed, and hereby guarantees the performance of, all actions, agreements and obligations set forth in this Agreement or in any Ancillary Agreement to be performed by any member of such party’s Group.

8.3 Order of Precedence. Notwithstanding anything to the contrary in this Agreement or any Ancillary Agreement, in the case of any conflict between the provisions of this Agreement and the provisions of any Ancillary Agreement, the provisions of the Ancillary Agreement shall prevail.

ARTICLE IX

TERMINATION AND AMENDMENT

9.1 Sole Discretion of SHC. Notwithstanding any other provision of this Agreement or any Ancillary Agreement, until the Closing Date, SHC shall have the sole and absolute discretion:

(a) to determine whether to proceed with all or any part of the Transaction, and to determine the timing of the Transaction and any and all conditions to the Closing or any part thereof or of any other transaction contemplated by this Agreement; and

(b) to amend or otherwise change, delete or supplement, from time to time, any term or element of the Transaction or any other transaction contemplated by this Agreement or any Ancillary Agreement; provided that SHC shall consult with Seritage, to the extent practicable, prior to implementing any such amendment, change, deletion or supplement.

9.2 Amendment and Termination. This Agreement and the Ancillary Agreements may be amended, supplemented, terminated and the transactions contemplated hereby may be modified or abandoned at any time without the approval of or prior notice to Seritage or of the holders of SHC Common Stock in the sole and absolute discretion of SHC prior to the Closing Date, if the SHC Board determines, in its sole and absolute discretion, that (a) any of the conditions set forth in Section 3.3(a) have not been satisfied, (b) the Transaction is not in the best interest of SHC or the holders of SHC Common Stock or (c) that market or other conditions are such that it is not advisable to consummate the Transaction. In the event of a termination in accordance with the foregoing, this Agreement shall forthwith become void and there shall be no Liability on the part of either party; provided, further, that SHC shall consult with Seritage, to the extent practicable, prior to implementing any amendment, change, deletion or supplement of this Agreement or any Ancillary Agreement. After the Closing Date, this Agreement may not be amended, supplemented or terminated except by an agreement in writing signed by both parties.

ARTICLE X

MISCELLANEOUS

10.1 Limitation of Liability.

(a) IN NO EVENT SHALL EITHER PARTY OR ANY MEMBER OF ITS GROUP BE LIABLE TO THE OTHER PARTY OR ANY MEMBER OF SUCH OTHER PARTY’S GROUP FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR LOST PROFITS, HOWEVER CAUSED AND ON ANY THEORY OF LIABILITY (INCLUDING NEGLIGENCE) ARISING IN ANY WAY OUT OF THIS AGREEMENT, WHETHER OR NOT SUCH PARTY HAS BEEN ADVISED OF THE POSSIBILITY OF SUCH DAMAGES; PROVIDED, HOWEVER, THAT THE FOREGOING LIMITATIONS SHALL NOT LIMIT AN INDEMNIFYING PARTY’S INDEMNIFICATION OBLIGATIONS HEREUNDER WITH RESPECT TO ANY LIABILITY ANY INDEMNITEE MAY HAVE TO ANY THIRD PARTY FOR ANY SPECIAL, CONSEQUENTIAL, INDIRECT, INCIDENTAL OR PUNITIVE DAMAGES OR LOST PROFITS, EXCEPT AS OTHERWISE PROVIDED IN THE ANCILLARY AGREEMENTS.

(b) Neither party nor any member of its Group shall have any Liability to the other party or any member of such other party’s Group in the event that any Information exchanged or provided pursuant to this Agreement that is an estimate or forecast, or that is based on an estimate or forecast, is found to be inaccurate in the absence of willful misconduct by the providing Person. Neither party nor any member of its Group shall have any Liability to the other party or any member of such other party’s Group if any Information is destroyed after reasonable best efforts by the Person from whom Information is requested, to comply with the provisions of Section 7.3.

10.2 Expenses.

(a) Expenses Incurred on or Prior to the Closing Date. Except (i) as otherwise expressly set forth in this Agreement or any Ancillary Agreement or (ii) or as otherwise agreed to in writing by the parties, all costs and expenses (including filing and recording fees and transfer taxes) incurred on or prior to the Closing Date in connection with the preparation, execution, delivery and recordation of this Agreement and any Ancillary Agreement, the Transaction, the Form S-11 and the consummation of the transactions contemplated hereby and thereby on or prior to the Closing Date, in each case to the extent approved by SHC, shall be charged to and paid by a member of the SHC Group, except that (A) each Party shall bear its own attorneys’ fees and (B) Seritage shall be solely responsible (and shall reimburse the SHC Group to the extent previously paid) for (I) the Title Company’s previous costs and expenses and (II) all of Seritage’s financing costs and expenses (including mortgage recording taxes), in the case of clauses (I) and (II), in connection with the transactions contemplated by this Agreement.

(b) Expenses Incurred or Accrued After the Closing Date. Except as otherwise expressly set forth in this Agreement or any Ancillary Agreement, or as otherwise agreed to in writing by the parties, each party shall bear its own costs and expenses incurred or accrued after the Closing Date.

10.3 Counterparts. This Agreement may be executed and delivered (including by facsimile or other electronic transmission (e.g., .pdf file)) in counterparts, and by the different parties in separate counterparts, each of which when executed shall be deemed to be an original, but all of which taken together shall constitute one and the same agreement.

10.4 Notices. All notices, requests, demands, waivers and other communications required or permitted to be given under this Agreement or any Ancillary Agreement must be in writing and shall be deemed to have been duly given (a) when delivered by hand, (b) three (3) Business Days after mailing, certified or registered mail, return receipt requested, with postage prepaid, (c) on the same Business Day when sent by facsimile or electronic mail (return receipt requested) if the transmission is completed before 5:00 p.m. recipient’s time, or one (1) Business Day after the facsimile or email is sent if the transmission is completed on or after 5:00 p.m. recipient’s time, or (d) one (1) Business Day after it is sent by Express Mail, Federal Express or other courier service, as follows (or at such other address for a party as shall be specified in a notice given in accordance with this Section 10.4):

If to SHC, to:

Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

Attn.: General Counsel

Facsimile: (847) 286-7829

If to Seritage, to:

Seritage Growth Properties

c/o Sears Holdings Corporation

3333 Beverly Road

Hoffman Estates, Illinois 60179

Attn.: General Counsel

Email: mfernand@seritage.com

10.5 Public Announcements. Following the Closing Date, the parties shall be permitted to make, or cause to be made, any press release or public announcement in respect of this Agreement or the transactions contemplated by this Agreement taking place on the Closing Date or otherwise communicate with any news media unless otherwise prohibited by applicable Law or applicable stock exchange regulation or the provisions of this Agreement or any Ancillary Agreement; provided, that the parties shall consult with each other prior to issuing, and shall, subject to the requirements of Section 7.5, provide the other party the opportunity to review and comment upon press releases and other public statements in connection with the Transaction or any of the other transactions contemplated hereby or by any Ancillary Agreement and prior to making any filings with any Governmental Authority or national securities exchange with respect thereto. Notwithstanding the foregoing, except as may be required by federal or state Law including any SEC rules and regulations or the rules and regulations of any securities exchange or any inter-dealer quotation system, neither party shall (a) issue any publicity or press release regarding its relationship with the other party, except as mutually agreed, or (b) disclose or refer to any Ancillary Agreement or the other party in any prospectus, annual report or other filing, without the prior consent of the other party. Neither party shall refer to this Agreement or the other party in the solicitation of business without obtaining the other party’s prior written approval.

10.6 Severability. If any provision of this Agreement is declared by any court of competent jurisdiction to be illegal, invalid, void or unenforceable, such provision shall (to the extent permitted under applicable Law) be construed by modifying or limiting it so as to be legal, valid and enforceable to the maximum extent compatible with, and possibly under, applicable Law, and all other provisions of this Agreement shall not be affected and shall remain in full force and effect.

10.7 Entire Agreement. This Agreement and the Ancillary Agreements, including the exhibits, schedules and appendices thereto and together with all the agreements contemplated hereby and thereby, constitute the entire agreement of the parties with respect to the subject matter hereof and thereof and supersede and integrate all prior or contemporaneous agreements, undertakings, promises and undertakings, both written and oral, between the parties with respect to the subject matter hereof and thereof. Without limiting the foregoing, no agent or representative of any party has made any promises, undertakings or inducements to or for the benefit of any other party which is not completely set forth therein.

10.8 Amendment; No Waiver. Subject to Article IX, the terms, covenants and conditions of this Agreement may be amended, modified or waived only by a written instrument signed by the parties, or in the event of a waiver, by the party waiving such compliance. Either party’s failure at any time to require performance of any provision shall not affect that party’s right to enforce that or any other provision at a later date. No waiver of any condition or breach of any provision, term or covenant contained in this Agreement, whether by conduct or otherwise, in any one or more instances shall be deemed to be or construed as a further or continuing waiver of that or any other condition or of the breach of that or another provision, term or covenant of this Agreement.

10.9 Successors and Assigns. This Agreement shall be binding on, and shall inure to the benefit of, the successors and assigns of the parties.

10.10 Third-Party Beneficiaries. Except for the indemnification rights under this Agreement of any SHC Indemnitee or Seritage Indemnitee in their respective capacities as such and members of each party’s Group, (a) the provisions of this Agreement are solely for the benefit of the parties and their respective successors and assigns and are not intended to confer upon any Person except the parties and their respective successors and assigns any rights or remedies hereunder and (b) there are no third-party beneficiaries of this Agreement and this Agreement shall not provide any other Person (other than the parties hereto and their respective successors and assigns) with any remedy, claim, liability, reimbursement, cause of action or other right in excess of those existing without reference to this Agreement.

10.11 Governing Law; Jurisdiction. This Agreement (and all claims, controversies or causes of action, whether in contract, tort or otherwise, that may be based upon, arise out of or relate to this Agreement or the negotiation, execution, termination, performance or nonperformance of this Agreement (including any claim, controversy or cause of action based upon, arising out of or relating to any representation or warranty made in or in connection with this Agreement or as an inducement to enter into this Agreement)) shall be governed by, and construed and enforced in accordance with, the Laws of the State of Illinois, without regard to any choice or conflict of law provision or rule (whether of the State of Illinois or any other jurisdiction) that would cause the application of the Laws of any jurisdiction other than the State of Illinois. Each of the parties irrevocably agrees that all proceedings arising out of or relating to this Agreement and the rights and obligations arising hereunder, or for recognition and enforcement of any judgment in respect of this Agreement and the rights and obligations arising hereunder brought by the other party or its successors or assigns shall be brought, heard and determined exclusively in any federal or state court sitting in Cook County, Illinois. Consistent with the preceding sentence, each of the parties hereby (a) submits to the exclusive jurisdiction of any federal or state court sitting in Cook County, Illinois for the purpose of any proceeding arising out of or relating to this Agreement or the rights and obligations arising hereunder brought by either party and (b) irrevocably waives, and agrees not to assert by way of motion, defense, counterclaim, or otherwise, in any such proceeding, any claim that it or its property is not subject personally to the jurisdiction of the above-named courts, that the proceeding is brought in an inconvenient forum, that the venue of the proceeding is improper, or that this Agreement, the Transaction or any of the other transactions contemplated by this Agreement may not be enforced in or by any of the above-named courts. Each party agrees that service of process upon such party in any such action or proceeding shall be effective if notice is given in accordance with Section 10.4.

10.12 Waiver of Jury Trial. EACH OF THE PARTIES HEREBY WAIVES TO THE FULLEST EXTENT PERMITTED BY APPLICABLE LAW ANY RIGHT IT MAY HAVE TO

A TRIAL BY JURY WITH RESPECT TO ANY LITIGATION DIRECTLY OR INDIRECTLY ARISING OUT OF, UNDER OR IN CONNECTION WITH THIS AGREEMENT OR THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT. EACH OF THE PARTIES HEREBY (A) CERTIFIES THAT NO REPRESENTATIVE, AGENT OR ATTORNEY OF THE OTHER PARTY HAS REPRESENTED, EXPRESSLY OR OTHERWISE, THAT SUCH OTHER PARTY WOULD NOT, IN THE EVENT OF LITIGATION, SEEK TO ENFORCE THE FOREGOING WAIVER AND (B) ACKNOWLEDGES THAT IT HAS BEEN INDUCED TO ENTER INTO THIS AGREEMENT AND THE TRANSACTIONS CONTEMPLATED BY THIS AGREEMENT, AS APPLICABLE, BY, AMONG OTHER THINGS, THE MUTUAL WAIVERS AND CERTIFICATIONS IN THIS SECTION 10.12.

10.13 Headings. The descriptive headings contained in this Agreement are included for convenience of reference only and shall not affect in any way the meaning or interpretation of this Agreement.

10.14 Interpretation. In this Agreement:

(a) “include,” “includes,” and “including” are inclusive and mean, respectively, “include without limitation,” “includes without limitation,” and “including without limitation,”

(b) “or” is disjunctive but not necessarily exclusive,

(c) numbered “Section” references refer to sections of this Agreement unless otherwise specified,

(d) section headings are for convenience only and have no interpretive value,

(e) unless otherwise indicated all references to a number of days mean calendar (and not business) days and all references to months or years mean calendar months or years,

(f) “to the extent” shall be construed to measure the degree to which an event has occurred and does not merely mean “if”.

(g) references to $ or Dollars mean U.S. Dollars, and

(h) hereof,” “herein” and “herewith” and words of similar import, unless otherwise stated, shall be construed to refer to this Agreement as a whole and not to any particular provision of this Agreement.

10.15 Fair Construction. This Agreement shall be deemed to be the joint work product of the parties without regard to the identity of the draftsperson, and any rule of construction that a document is interpreted or construed against the drafting party shall not be applicable.

10.16 Specific Performance. In the event of any actual or threatened default in, or breach of, any of the terms, conditions and provisions of this Agreement, the affected party shall have the right to specific performance and injunctive or other equitable relief of its rights under this Agreement, in addition to any and all other rights and remedies at law or in equity, and all such rights and remedies shall be cumulative. The other party shall not oppose the granting of such relief. The parties agree that the remedies at law for any breach or threatened breach hereof, including monetary damages, are inadequate compensation for any loss and that any defense in any action for specific performance that a remedy at law would be adequate is waived. Any requirements for the securing or posting of any bond with such remedy are waived.

10.17 Good Faith. Each of SHC and Seritage shall exercise Good Faith in the performance of its obligations under this Agreement.

10.18 Force Majeure. Neither party shall be responsible to the other for any delay in or failure of performance of its obligations under this Agreement to the extent such delay or failure is attributable to any act of God, act of terrorism, fire, accident, war, embargo or other governmental act, or riot; provided, however, that the party affected thereby gives the other party prompt written notice of the occurrence of any event which is likely to cause any delay or failure setting forth its best estimate of the length of any delay and any possibility that it shall be unable to resume performance; provided, further, that said affected party shall use its commercially reasonable efforts to expeditiously overcome the effects of that event and resume performance.

10.19 Payment Terms.

(a) Except as expressly provided to the contrary in this Agreement or in any Ancillary Agreement, (i) any amount to be paid or reimbursed by one party (the “Paying Party”) to the other (the “Payee Party”) under this Agreement or any Ancillary Agreement shall be paid or reimbursed hereunder within fifteen (15) days after presentation of an invoice or a written demand therefor, and (ii) upon request of the Payee Party, the Paying Party shall provide to the Payee Party reasonable documentation or other reasonable explanation supporting such amount to the extent such Information is then readily available to Paying Party.

(b) Except for any amounts due under the Master Lease and except as expressly provided to the contrary in this Agreement or in any other Ancillary Agreement, any amount not paid when due pursuant to this Agreement or any Ancillary Agreement (and any amount billed or otherwise invoiced or demanded and properly payable that is not paid within fifteen (15) days of such bill, invoice or other demand) shall bear interest at a rate per annum equal to the Prime Rate plus 2% (or the maximum legal rate, whichever is lower), calculated for the actual number of days elapsed, accrued from the date on which such payment was due up to the date of the actual receipt of payment.

10.20 Survival of Covenants. Except as expressly set forth in this Agreement, the covenants, representations and warranties contained in this Agreement, and the Liabilities for the breach of any obligations contained herein, shall survive the Closing Date and shall remain in full force and effect.

10.21 No Agency. Nothing in this Agreement shall or shall be construed to create or establish a relationship of agency, partnership, employer/employee or any other fiduciary relationship between any member of the SHC Group and any member of the Seritage Group, and it is the intent and desire of the parties that the relationship be and be construed as that of independent contracting parties and not as agents, partners, joint venturers or a relationship of employer/employee.

10.22 Risk of Loss. The risk of loss or damage to the Transferred Properties (which shall include those Transferred Properties for which Interests are being acquired) by fire, flood, casualty, condemnation or act of God (“Loss”) shall be borne by the parties as hereinafter provided in this Section 10.22.

(a) If any Loss occurs before the Closing Date with respect to any one (1) Transferred Property, then the following shall apply: in the event of a Loss (other than a Total Destruction as defined in the Master Lease), so long as (i) SHC Group completely restores the Transferred Property or Seritage is fully compensated for the complete cost of restoration (as reasonably estimated by Seritage) from SHC’s own funds and/or the assignment of all net insurance proceeds at the Closing, and (ii) SHC Group covenants to comply or cause Tenant to comply with all terms and conditions of the Master Lease with respect to such Transferred Property (including completion of restoration thereof), Seritage shall proceed to purchase and accept the Transferred Property subject to any unrestored Loss without adjustment of the Purchase Price;

(b) In the event of (i) a Total Destruction (which is not totally restored at the Closing (whether or not Seritage is not fully compensated by SHC Group and/or net insurance proceeds)) or (ii) any other Loss which is not fully restored at the Closing and for which Seritage is not fully compensated by SHC Group and/or net insurance proceeds, Seritage shall have the right to either (A) refuse to purchase the applicable Transferred Property and receive a reduction of the Purchase Price in the amount of the allocated portion of the Purchase Price with respect to such Transferred Property set forth on Schedule B (and in such event shall not receive any such compensation or reserve proceeds) or (B) proceed to purchase and take such Transferred Property subject to the unrestored or unreimbursed Loss and receive a reduction of the Purchase Price in the amount equal to the value of the entire Loss in excess of the compensation actually received from SHC Group and/or net insurance proceeds, not to exceed the allocated portion of the Purchase Price set forth on Schedule B.

(c) If there is a Loss with respect to a Transferred Property and the Closing proceeds with respect to such Transferred Property are adjusted as provided above, the amount of any suspension or abatement in rents or other charges to which the tenant is entitled under any Leases or any Lands’ End Leases shall be credited to Seritage as an adjustment to the allocated portion of the Purchase price for such Transferred Property.

IN WITNESS WHEREOF, the parties have caused this Agreement to be executed by their duly authorized representatives.

SEARS HOLDINGS CORPORATION

By:	/s/ Robert A. Riecker
	Name:	Robert A. Riecker
	Title:	Vice President, Controller and Chief Accounting Officer

SERITAGE GROWTH PROPERTIES

By:	/s/ Ben Schall
	Name:	Ben Schall
	Title:	Chief Executive Officer and President

[Signature Page to Subscription and Distribution Agreement]

Exhibit I

Interests in Transferred Entities

Entity to be Transferred (each, a “Transferred Entity”)	Equity Interests to be Transferred (the “Interests”)	Seritage Group Transferee	Transferred Properties (Store Number) / JV Interests[1]
Seritage KMT Mezzanine Finance LLC	100% of the limited liability company interests	Seritage Growth Properties, L.P.	1.	3180
			2.	3320
			3.	3238
			4.	3241
			5.	3243
			6.	3579
			7.	3594
			8.	3678
			9.	3695
			10.	3724
			11.	3775
			12.	3877
			13.	3879
			14.	3882
			15.	3888
			16.	3945
			17.	3970
			18.	4106
			19.	4177
			20.	4188
			21.	4292
			22.	4295
			23.	4297
			24.	4304
			25.	4353

[1]	Will be indirectly held by Transferred Entity after implementation of steps set forth on Schedule J.

Entity to be Transferred (each, a “Transferred Entity”)	Equity Interests to be Transferred (the “Interests”)	Seritage Group Transferee	Transferred Properties (Store Number) / JV Interests[1]
			26.	4355
			27.	4432
			28.	4439
			29.	4736
			30.	4758
			31.	4814
			32.	4837
			33.	4845
			34.	4863
			35.	4917
			36.	4956
			37.	7003
			38.	7018
			39.	7021
			40.	7233
			41.	7289
			42.	7321
			43.	7416
			44.	7426
			45.	7430
			46.	7477
			47.	7480
			48.	7607
			49.	7653
			50.	7676
			51.	7695
			52.	7713
			53.	7733
			54.	7736
			55.	7741
			56.	7754

Entity to be Transferred (each, a “Transferred Entity”)	Equity Interests to be Transferred (the “Interests”)	Seritage Group Transferee	Transferred Properties (Store Number) / JV Interests[1]
			57.	7755
			58.	7767
			59.	7768
			60.	7788
			61.	9586
			62.	9647
			63.	9819
			64.	9825

Seritage SRC Mezzanine Finance LLC	100% of the limited liability company interests	Seritage Growth Properties, L.P.	50% interest in GS Portfolio Holdings LLC
			50% interest in MS Portfolio LLC
			1.	1003
			2.	1006
			3.	1052
			4.	1053
			5.	1057
			6.	1063
			7.	1067
			8.	1069
			9.	1071
			10.	1078
			11.	1082
			12.	1083
			13.	1085
			14.	1089
			15.	1090
			16.	1091
			17.	1096
			18.	1101
			19.	1103

Entity to be Transferred (each, a “Transferred Entity”)	Equity Interests to be Transferred (the “Interests”)	Seritage Group Transferee	Transferred Properties (Store Number) / JV Interests[1]
			20.	1108
			21.	1119
			22.	1122
			23.	1127
			24.	1132
			25.	1146
			26.	1148
			27.	1156
			28.	1159
			29.	1167
			30.	1168
			31.	1178
			32.	1185
			33.	1186
			34.	1189
			35.	1193
			36.	1197
			37.	1206
			38.	1208
			39.	1212
			40.	1220
			41.	1225
			42.	1227
			43.	1229
			44.	1250
			45.	1257
			46.	1264
			47.	1265
			48.	1277
			49.	1284
			50.	1294

Entity to be Transferred (each, a “Transferred Entity”)	Equity Interests to be Transferred (the “Interests”)	Seritage Group Transferee	Transferred Properties (Store Number) / JV Interests[1]
			51.	1295
			52.	1298
			53.	1305
			54.	1313
			55.	1325
			56.	1338
			57.	1345
			58.	1347
			59.	1350
			60.	1355
			61.	1358
			62.	1365
			63.	1380
			64.	1385
			65.	1398
			66.	1408
			67.	1410
			68.	1415
			69.	1430
			70.	1434
			71.	1438
			72.	1450
			73.	1478
			74.	1488
			75.	1490
			76.	1495
			77.	1508
			78.	1520
			79.	1524
			80.	1535
			81.	1538

Entity to be Transferred (each, a “Transferred Entity”)	Equity Interests to be Transferred (the “Interests”)	Seritage Group Transferee	Transferred Properties (Store Number) / JV Interests[1]
			82.	1560
			83.	1568
			84.	1574
			85.	1575
			86.	1584
			87.	1608
			88.	1615
			89.	1623
			90.	1625
			91.	1645
			92.	1648
			93.	1655
			94.	1665
			95.	1668
			96.	1688
			97.	1698
			98.	1708
			99.	1715
			100.	1740
			101.	1748
			102.	1750
			103.	1784
			104.	1794
			105.	1814
			106.	1830
			107.	1847
			108.	1864
			109.	1868
			110.	1884
			111.	1888
			112.	1925

Entity to be Transferred (each, a “Transferred Entity”)	Equity Interests to be Transferred (the “Interests”)	Seritage Group Transferee	Transferred Properties (Store Number) / JV Interests[1]
			113.	1944
			114.	1955
			115.	1968
			116.	1978
			117.	1988
			118.	2034
			119.	2047
			120.	2050
			121.	2068
			122.	2078
			123.	2088
			124.	2147
			125.	2176
			126.	2212
			127.	2218
			128.	2239
			129.	2245
			130.	2298
			131.	2308
			132.	2318
			133.	2358
			134.	2382
			135.	2514
			136.	2565
			137.	2695
			138.	2805
			139.	2945
			140.	3142
			141.	3353
			142.	3556
			143.	3814

Entity to be Transferred (each, a “Transferred Entity”)	Equity Interests to be Transferred (the “Interests”)	Seritage Group Transferee	Transferred Properties (Store Number) / JV Interests[1]
			144.	4205
			145.	4762
			146.	7016
			147.	7035
			148.	7043
			149.	7061
			150.	7077
			151.	7318
			152.	7390
			153.	7639
			154.	7719
			155.	9220
			156.	9309
			157.	9406
			158.	9521
			159.	9571
			160.	9711
			161.	61907
			162.	61916

Exhibit II

Transferred Properties and JV Interests

Transferred Properties/JV Interests		SHC Group Transferor	Seritage Group Transferee

1.	3911	Kmart Corporation	Seritage KMT Finance LLC
2.	3954
3.	7699
4.	7725
5.	7746
6.	9770

1.	2443	Sears, Roebuck and Co.	Seritage SRC Finance LLC
2.	2663
3.	4313

50% interest in SPS Portfolio Holdings, LLC		Sears, Roebuck and Co.	Seritage SPS Holdings LLC

II-1